     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 28, 2000
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           K-V PHARMACEUTICAL COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           43-0618919
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)

                             2503 SOUTH HANLEY ROAD
                           ST. LOUIS, MISSOURI 63144
                                 (314) 645-6600
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               GERALD R. MITCHELL
                           VICE PRESIDENT, TREASURER
                           K-V PHARMACEUTICAL COMPANY
                             2503 SOUTH HANLEY ROAD
                           ST. LOUIS, MISSOURI 63144
                                 (314) 645-6600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                         COPY OF ALL CORRESPONDENCE TO:

               THOMAS A. LITZ, ESQ.                                 MARK C. SMITH, ESQ.
                THOMPSON COBURN LLP                             ALLISON R. SCHNEIROV, ESQ.
               ONE MERCANTILE CENTER                               SKADDEN, ARPS, SLATE,
             ST. LOUIS, MISSOURI 63101                              MEAGHER & FLOM LLP
             TELEPHONE: (314) 552-6000                               FOUR TIMES SQUARE
             FACSIMILE: (314) 552-7000                           NEW YORK, NEW YORK 10036
                                                                 TELEPHONE: (212) 735-3000
                                                                 FACSIMILE: (212) 735-2000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES        AMOUNT TO BE        OFFERING PRICE         AGGREGATE           AMOUNT OF
         TO BE REGISTERED                  REGISTERED            PER SHARE        OFFERING PRICE     REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Class A common stock, par value
  $0.01 per share..................   4,600,000 shares(1)         $ 32.00(2)       $147,200,000(2)        $38,861(2)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Includes an aggregate of 600,000 shares of Class A common stock that may be purchased by the underwriters from K-V Pharmaceutical Company to cover over-allotments, if any.

(2) Estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457(c) based on the average of the high and low prices on March 24, 2000 as reported on the New York Stock Exchange.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED MARCH 28, 2000

                                4,000,000 Shares

                             KV PHARMACEUTICAL LOGO

                              Class A Common Stock

                               ------------------

     We are selling 3,335,000 shares of Class A common stock and the selling stockholders are selling 665,000 shares of Class A common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

     Our Class A common stock is traded on the New York Stock Exchange under the symbol "KV.A." On March 24, 2000, the last reported sale price for our Class A common stock on the New York Stock Exchange was $32.1875 per share.

     The underwriters have an option to purchase a maximum of 600,000 additional shares of Class A common stock from us to cover over-allotments of shares.

  INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 5.

                                                    UNDERWRITING      PROCEEDS TO      PROCEEDS TO
                                        PRICE TO    DISCOUNTS AND         K-V            SELLING
                                         PUBLIC      COMMISSIONS     PHARMACEUTICAL    STOCKHOLDERS
                                        --------    -------------    --------------    ------------
Per Share.............................     $            $                 $                $
Total.................................  $               $                 $                $

     Delivery of the shares will be made on or about             , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON                             DEUTSCHE BANC ALEX. BROWN
     BANC OF AMERICA SECURITIES LLC                 WARBURG DILLON READ LLC

               The date of this prospectus is             , 2000.

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
PROSPECTUS SUMMARY..................    1
RISK FACTORS........................    5
USE OF PROCEEDS.....................   10
PRICE RANGE OF COMMON STOCK.........   11
DIVIDEND POLICY.....................   11
CAPITALIZATION......................   12
SELECTED CONSOLIDATED FINANCIAL
  DATA..............................   13
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.....................   15
BUSINESS............................   21
MANAGEMENT..........................   37

                                      PAGE
                                      ----
PRINCIPAL AND SELLING
  STOCKHOLDERS......................   39
DESCRIPTION OF CAPITAL STOCK........   41
UNDERWRITING........................   45
NOTICE TO CANADIAN RESIDENTS........   46
LEGAL MATTERS.......................   47
EXPERTS.............................   47
WHERE YOU CAN FIND MORE
  INFORMATION.......................   48
INFORMATION INCORPORATED BY
  REFERENCE.........................   48
INDEX TO CONSOLIDATED FINANCIALS
  STATEMENTS........................  F-1

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE AS OF THE DATE OF THIS DOCUMENT.
                            ------------------------

     "BioSert", "DESCOTE", "Guaifenex", "Hista-Vent", "Histinex", "KV/24", "LIQUETTE", "METER RELEASE", "Micro-K", "MICRO RELEASE", "NatalCare", "OraSite", "PreCare" and "SITE RELEASE" are federally registered trademarks of K-V Pharmaceutical. "Anemagen", "Bromfenex", "DESTAB", "DermaSite", "Fe-Tinic", "FlavorTech", "Hydro-Tussin", "MicroMask", "OcuSite", "OraQuick", "OraSert", "PreCare Conceive", "PremesisRx", "Pseudovent", "PulmaSite", "Quadra-Hist", "Trans-EP" and "VagiSite" are trademarks of K-V Pharmaceutical. Other trademarks or servicemarks appearing in this prospectus are the property of their respective holders.
                            ------------------------

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance, and are identified by terms such as "may," "will," "should," "expects," "plans," "intends," "anticipates," "believes," "potential," or "continue," or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement made in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform the statements to actual results.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully. Unless otherwise specified, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. Generally, when we use the words "we," "our," "us" or "our company" we are referring to K-V Pharmaceutical Company and its wholly-owned subsidiaries Ther-Rx Corporation, ETHEX Corporation, Particle Dynamics, Inc. and DrugTech Corporation.

                           K-V PHARMACEUTICAL COMPANY

     We are a fully integrated specialty pharmaceutical company that develops, acquires, manufactures and markets technologically distinguished branded and generic prescription pharmaceutical products. We conduct our branded pharmaceutical operations through Ther-Rx Corporation, which began operations in March 1999. Ther-Rx currently markets products focused on the women's health and cardiovascular therapeutic areas, although its therapeutic focus may expand as we continue to evaluate development and acquisition opportunities. We conduct our generic pharmaceutical operations through ETHEX Corporation, which focuses principally on technologically distinguished generic products in four therapeutic areas: women's health; cardiovascular; pain management; and respiratory. Through Particle Dynamics, Inc., we also develop, manufacture and market technologically advanced, value-added raw material products for the pharmaceutical, nutritional, food and personal care markets.

     A key element of our strategy is to leverage our portfolio of drug delivery technologies to create technologically distinguished brand name and generic products. We have developed and patented 15 drug delivery and formulation technologies in four principal areas: oral controlled release; tastemasking; oral and topical site specific; and quick dissolving. We incorporate these technologies in the products we market to improve and control the human body's absorption and utilization of active pharmaceutical compounds. These technologies provide several benefits, including reduced frequency of administration, reduced side effects, improved drug efficacy and enhanced patient compliance.

THER-RX -- OUR BRAND NAME PHARMACEUTICAL BUSINESS

     We established the Ther-Rx business to market brand name pharmaceutical products that we internally develop using our proprietary technologies and that we acquire. In March 1999, Ther-Rx launched its first brand name product, Micro-K(R), a prescription potassium supplement. We acquired Micro-K(R) from Wyeth Ayerst Laboratories, the pharmaceutical division of American Home Products Corporation, for $36.0 million. The Micro-K(R) product line had worldwide net sales of approximately $18.5 million in 1998, of which $13.3 million were branded product sales. Micro-K(R) competes in a market of more than $300 million. In August 1999, we acquired PreCare(R), a prescription prenatal vitamin, from UCB Pharma for $8.5 million. PreCare(R) had net sales of approximately $4.3 million in 1998 and competes in a market of more than $100 million.

     Ther-Rx also has launched three internally developed products as product line extensions to PreCare(R) since October 1999. The first product, PreCare(R) Chewables, is the world's first prescription chewable prenatal vitamin. Ther-Rx's second internally developed product, PremesisRx(TM), is an innovative prenatal prescription product which incorporates our controlled release Vitamin B(6) to help reduce pregnancy-related nausea. The third product, PreCare(R) Conceive(TM), is the first single nutritional pre-conception supplement for both men and women.

     Ther-Rx has approximately 110 specialty sales representatives. Ther-Rx's sales force focuses on physician specialists who are identified through available market research as frequent prescribers of our prescription products. We intend to continue to increase our sales force to accommodate our strategic objectives.

ETHEX -- OUR TECHNOLOGICALLY DISTINGUISHED GENERIC DRUG BUSINESS

     We established the ETHEX business in 1990 to utilize our portfolio of drug delivery systems to develop and market technologically enhanced generic pharmaceuticals. ETHEX's current product line includes more than 65 products, 75% of which are identified by IMS America as the leading product in their respective generic category. We believe many of our generic products enjoy higher gross margins than those of other generic manufacturers due to the benefits of our drug delivery systems, our marketing approach and our specialty manufacturing capabilities which enable us to produce pharmaceuticals which are difficult to replicate. For example, we have incorporated our METER RELEASE(R) technology into the only generic equivalent to Norpace(R) CR (Searle), an antiarrhythmic that is taken twice daily. Utilizing our specialty manufacturing expertise and a sublingual delivery system, we also produce and market the first generic alternative to Nitrostat(R) (Parke Davis), used to treat angina.

PARTICLE DYNAMICS, INC. -- OUR VALUE-ADDED RAW MATERIAL BUSINESS

     Particle Dynamics develops and markets specialty raw material product lines for the pharmaceutical, nutritional, food and personal care industries. Our products, DESCOTE(R), DESTAB(TM) and MicroMask(TM), include value-added chemical, vitamin or mineral raw materials that provide benefits such as improved taste, enhanced product stability or a more efficient manufacturing process.

STRATEGY

     Our goal is to enhance our position as a leading specialty pharmaceutical company that utilizes our expanding drug delivery expertise to bring technologically distinguished brand name and generic products to market. Our strategy incorporates the following key elements:

     - CAPITALIZE ON ACQUISITION OPPORTUNITIES. Through Ther-Rx, we plan to actively seek acquisition opportunities. We believe that consolidation among large pharmaceutical companies, coupled with cost-containment pressures, will lead to the divestiture of small or non-strategic product lines, which can be profitable for specialty pharmaceutical companies like us to manufacture and market.

     - INTERNALLY DEVELOP BRAND NAME PRODUCTS. We plan to apply our existing drug delivery technologies, research and development, and manufacturing expertise to introduce new products which can expand our existing franchises.

     - PURSUE ATTRACTIVE GROWTH OPPORTUNITIES WITHIN THE GENERIC INDUSTRY. We intend to continue to introduce generic counterparts to drugs whose patents have expired. When patents no longer protect a branded product, opportunities exist for ETHEX to introduce generic counterparts. We believe we are uniquely positioned to capitalize on this dynamic given our suite of proprietary drug delivery technologies and our ability to bring value-added products to market.

     - FOCUS SALES EFFORTS ON HIGH VALUE NICHE MARKETS. We focus our sales efforts on niche markets where we believe we can target a relatively narrow physician audience. We plan to continue to build our sales force significantly to expand our coverage of frequent prescribers of our products and as we acquire additional branded pharmaceutical products.

     - ADVANCE EXISTING AND DEVELOP NEW DRUG DELIVERY TECHNOLOGIES. We expect to continue to develop our drug delivery technologies and have identified various technologies with substantial growth potential, such as systems for the oral delivery of bioactive peptides and proteins through the mucosal tissues of the esophagus and upper lung.

     We were incorporated in Delaware in 1971 as a successor to a business originally founded in 1942. Our principal executive offices are located at 2503 South Hanley Road, St. Louis, Missouri 63144, and our phone number is (314) 645-6600.

                                  THE OFFERING

Class A common stock offered by the
Company.............................      3,335,000 shares

Class A common stock offered by the
selling stockholders................        665,000 shares

Class A common stock to be
outstanding after the offering......     15,546,908 shares

Class B common stock to be
outstanding after the offering......      6,560,961 shares

Total...............................     22,107,869 shares

Use of proceeds.....................     For general corporate purposes,
                                         including expansion of our Ther-Rx
                                         sales and marketing infrastructure,
                                         funding potential acquisitions,
                                         research and development, and repayment
                                         of debt. We will not receive any of the
                                         proceeds from the sale of shares of
                                         Class A common stock by the selling
                                         stockholders.

New York Stock Exchange symbol......     KV.A

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            NINE MONTHS ENDED
                                               YEAR ENDED MARCH 31,            DECEMBER 31,
                                           ----------------------------     ------------------
                                            1997      1998       1999        1998       1999
                                           -------   -------   --------     -------   --------
                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues............................   $57,891   $98,486   $114,860     $79,097   $107,596
Manufacturing costs.....................    29,478    56,483     61,415      43,306     48,459
                                           -------   -------   --------     -------   --------
Gross profit............................    28,413    42,003     53,445      35,791     59,137
                                           -------   -------   --------     -------   --------
Research and development................     4,835     5,752      6,884       4,934      6,040
Selling and administrative..............    13,818    19,104     22,201      15,918     28,880
Amortization of intangible assets.......       188       254        243         124      1,680
                                           -------   -------   --------     -------   --------
          Total operating expenses......    18,841    25,110     29,328      20,976     36,600
                                           -------   -------   --------     -------   --------
Operating income........................     9,572    16,893     24,117      14,815     22,537
Other income (expense):
  Arbitration award.....................        --        --     12,723          --         --
  Interest and other income.............       147       550      1,291       1,077        545
  Interest expense......................      (411)     (452)      (498)       (332)    (1,569)
                                           -------   -------   --------     -------   --------
Total other income (expense)............      (265)       98     13,516         745     (1,024)
                                           -------   -------   --------     -------   --------
Income before income taxes..............     9,307    16,991     37,633      15,560     21,513
Provision for income taxes..............       383     5,687     14,293       5,907      8,172
                                           -------   -------   --------     -------   --------
          Net income....................   $ 8,924   $11,304   $ 23,340(1)  $ 9,653   $ 13,341
                                           =======   =======   ========     =======   ========
Basic net income per share(2)...........   $  0.48   $  0.60   $   1.26(1)  $  0.51   $   0.70
Basic weighted average number of
  shares(2).............................    17,759    18,094     18,201      18,187     18,609
Diluted net income per share(2).........   $  0.47   $  0.58   $   1.17(1)  $  0.48   $   0.66
Diluted weighted average number of
  shares(2).............................    19,022    19,641     19,972      19,991     20,146

                                                                  DECEMBER 31, 1999
                                                              --------------------------
                                                                ACTUAL       AS ADJUSTED
                                                              -----------    -----------
                                                              (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $  3,337       $ 86,278
Working capital.............................................     37,526        120,467
Total assets................................................    136,439        219,830
Total long-term debt, including current portion.............     25,527          7,527
Total stockholders' equity..................................     86,765        187,706

---------------
(1) Results for the year ended March 31, 1999 include a nonrecurring gain associated with an arbitration award. Pursuant to the award, we received a net payment of $7,956 in fiscal 1999, or $0.40 per common share on a diluted basis.

(2) See note 15 of notes to our consolidated financial statements for an explanation of the determination of the number of shares used in calculating basic and diluted net income per share.

     The as adjusted balance sheet data as of December 31, 1999 gives effect to the net proceeds from the sale of 3,335,000 shares of Class A common stock offered by us at an estimated offering price of $32.1875 per share, after deducting underwriting discounts and commissions and estimated offering expenses. We plan to use a portion of the net proceeds of this offering to repay borrowings under our revolving line of credit. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     Before you buy our Class A common stock, you should know that making such an investment involves some risks, including the risks described below. You should carefully consider the factors described below in addition to the remainder of this prospectus before purchasing our shares. The risks that we have highlighted here are not the only ones that we face. Additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the risks actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our stock could decline, and you could lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

OUR ACQUISITION STRATEGY MAY NOT BE SUCCESSFUL.

     We intend to acquire pharmaceutical products, novel drug delivery technologies and/or companies that fit into our research, manufacturing, distribution or sales and marketing operations or that could provide us with additional products, technologies or sales and marketing capabilities. We may not be able to successfully identify, evaluate and acquire any such products, technologies or companies or, if acquired, we may not be able to successfully integrate such acquisitions into our business. We compete with many specialty pharmaceutical companies for product and product line acquisitions. These competitors may have substantially greater financial and managerial resources than we have.

WE NEED TO INTERNALLY DEVELOP NEW PRODUCTS TO ACHIEVE OUR STRATEGIC OBJECTIVES.

     We need to continue to develop and commercialize new brand name products and generic products utilizing our proprietary drug delivery systems to maintain the growth of Ther-Rx, ETHEX and Particle Dynamics. To do this we will need to identify, develop, and commercialize technologically enhanced branded products and identify, develop and commercialize drugs that are either off patent or approaching patent expiration and that can be produced and sold by us as generic products. If we are unable to identify, develop and commercialize new products, we may need to license additional rights to branded or generic products, assuming they would be available for licensing, which could decrease our profitability. We cannot assure you that we will be successful in pursuing these strategies.

WE MAY NOT BE ABLE TO COMMERCIALIZE PRODUCTS UNDER DEVELOPMENT.

     Certain products we are developing will require significant additional development and investment, including preclinical and clinical testing where required, prior to their commercialization. We expect that many of the products will not be commercially available for several years, if at all. We cannot assure you that such products or future products will be successfully developed, prove to be safe and effective in clinical trials (if required), meet applicable regulatory standards, or be capable of being manufactured in commercial quantities at reasonable cost.

WE DEPEND ON OUR PATENTS AND PROPRIETARY RIGHTS.

     Our success depends, in large part, on our ability to protect our current and future technologies and products, to defend our intellectual property rights and to avoid infringing on the proprietary rights of others. We have been issued numerous patents in the United States and in certain foreign countries which cover our technologies, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products. Because the pharmaceutical field is crowded and a substantial number of patents have been issued and because the patent position of pharmaceutical companies can be highly uncertain and frequently involve complex legal and factual questions, the breadth of claims allowed in patents relating to pharmaceutical applications or their enforceability cannot be predicted.

     The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in the United States or abroad. Consequently, we do not know whether any of our pending or future patent applications will result in the issuance of patents or, to the extent patents have issued or will issue, whether the patents will be subjected to further proceedings limiting their scope, and whether they will provide significant proprietary protection or competitive advantage, or will be circumvented or invalidated. In addition, because patent applications in the United States are currently maintained in secrecy until patents issue and patent applications in certain other countries generally are not published until more than 18 months after they are first filed, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we or any licensor was the first creator of inventions covered by pending patent applications or that we or any licensor were the first to file patent applications on such inventions. Furthermore, patents already issued to us or our pending applications may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in interference proceedings in the U.S. Patent Office, or opposition proceedings in a foreign country. In addition, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States. These and other issues may prevent us from obtaining patent protection outside of the United States.

     We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. We cannot assure you that these agreements will not be breached. We also cannot be certain that we will have adequate remedies for any breach. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements and there can be no assurance that any such disputes would be resolved in our favor. Furthermore we cannot be sure that our trade secrets and proprietary technology will not otherwise become known or be independently developed by our competitors or, if patents are not issued with respect to products arising from research, that we will be able to maintain the confidentiality of information relating to such products. Litigation also may be necessary to enforce our patents against others or to protect our know-how or trade secrets. Such litigation could result in substantial expense and there can be no assurance that any litigation will be resolved in our favor.

THIRD PARTIES MAY CLAIM THAT WE INFRINGE ON THEIR PROPRIETARY RIGHTS.

     We may be required to defend against charges of infringement of patent or proprietary rights of third parties. Such defense could require us to incur substantial expense and to divert significant effort of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties. Although patent and intellectual property disputes in the pharmaceutical product area often have been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on acceptable terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products.

WE MAY BE UNABLE TO MANAGE OUR GROWTH.

     Recently, our businesses and product offerings have grown substantially. This growth and expansion have placed, and are expected to continue to place, a significant strain on our management, operational and financial resources. To manage our growth, we must (1) continue to expand our operational, customer support and financial control systems and (2) hire, train and retain qualified personnel. We cannot assure you that we will be able to adequately manage our growth. If we are unable to manage our growth effectively, our business, results of operations and financial condition could be materially adversely affected.

WE MAY HAVE FUTURE CAPITAL NEEDS AND ANY FUTURE ISSUANCES OF EQUITY SECURITIES WILL RESULT IN DILUTION.

     We anticipate that the funds generated from this offering and funds generated internally, together with funds available under our credit facility, will be sufficient to implement our business plan for the foreseeable future, subject to such additional needs as may arise if substantial acquisition opportunities become available. We may need additional capital if unexpected events occur or opportunities arise. Such additional capital might be raised through the public or private sale of debt or equity securities. If we sell equity securities, your percentage ownership of our company will decrease and you could experience dilution. Furthermore, such securities could have rights, preferences and privileges more favorable than those of the Class A common stock. We cannot assure you that additional funding will be available, or available on terms favorable to us. If funding is not available, we may not be able to fund our expansion, take advantage of acquisition opportunities or respond to competitive pressures.

WE MAY NOT OBTAIN REGULATORY APPROVAL FOR OUR NEW PRODUCTS ON A TIMELY BASIS, OR AT ALL.

     Some of our new products will require U.S. Food and Drug Administration approval. FDA approval typically involves lengthy, detailed and costly laboratory and clinical testing procedures, as well as the FDA's review and approval of the information submitted. We cannot assure you that the products we are developing will be determined to be safe and effective in these testing procedures, or that they will be approved by the FDA.

OUR BUSINESS IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION.

     Our business is subject to extensive regulation by numerous governmental authorities in the United States and other countries, particularly the FDA. Failure to comply with applicable FDA or other regulatory requirements may result in criminal prosecution, civil penalties, injunctions, recall or seizure of products and total or partial suspension of production, as well as other regulatory actions against our products and us.

     We market certain drug products in the United States without FDA approval under certain "grandfather" clauses and statutory and regulatory exceptions to the pre-market approval requirement for "new drugs" under the Federal Food, Drug and Cosmetic Act. A determination as to whether a particular product does or does not require FDA pre-market review and approval can involve consideration of numerous complex and imprecise factors. If a determination is made by the FDA that any product marketed without approval requires pre-market approval, the FDA may institute enforcement actions, including product seizure, or an action seeking an injunction against further marketing. As a consequence of such actions, we could be required or could decide to cease distribution of a product until such pre-market approval is obtained. In addition, we may not be able to obtain any such approval or such approvals may not be obtained on a timely basis.

     If we should need to obtain pre-market "new drug" approval from the FDA for any of our products, the process for obtaining such approval is generally lengthy, expensive and uncertain. Securing FDA approvals often requires applicants to submit extensive clinical data and supporting information to the FDA. We cannot assure investors that we will be able to obtain necessary regulatory approvals on a timely basis, if at all, for any of our potential products. The FDA also has the authority to revoke for cause drug approvals previously granted.

     In addition to compliance with current Good Manufacturing Practices requirements, drug manufacturers must register each manufacturing facility with the FDA. Manufacturers also must be registered with the Drug Enforcement Administration and similar state and local regulatory authorities if they handle controlled substances, and with the Environmental Protection Agency and similar state and local regulatory authorities if they generate toxic or dangerous wastes. We are currently in material compliance with Good Manufacturing Practices and are registered with the appropriate agencies. Non-compliance with applicable Good Manufacturing Practices requirements or the rules and regulations of these agencies can result in fines, recall or seizure of products, total or partial suspension of production and/or distribution, refusal of government agencies to grant pre-market approval or other product applications and criminal prosecution.

     Approximately seven years ago, following an FDA inspection, we were found not to be in compliance with current Good Manufacturing Practice requirements. Part of our inventory was subjected to seizure, and shipment of certain products was stopped. In addition, we were placed on the FDA's Application Integrity Policy, or AIP, list. As long as a company remains on this list, FDA defers substantive review of any abbreviated new drug application, or ANDA, or new drug application, or NDA, submitted by the company. Also, an investigation of our company by U.S. prosecutors was started.

     Prior to and in connection with these actions, we made substantial changes in the facilities and procedures used to make and test our products. We entered into a consent decree in June 1993 which provided for the release of the seized products and for FDA review and release of newly manufactured products for sale.

     In 1995, our facilities were re-inspected by the FDA and found to be in substantial compliance with Good Manufacturing Practice. Also, in 1995 the U.S. attorney's investigation of us ended with a plea agreement whereby we agreed to plead guilty to four misdemeanor violations of the FDCA and to pay a $600,000 fine. The misdemeanor plea agreement was not based on any evidence of fraud or felony.

     In 1998, we were removed from the AIP list and FDA resumed substantive review of our newly submitted ANDAs and NDAs. In March 2000, we received our first approval of an ANDA submitted in 1998.

     Good Manufacturing Practice requirements are complex, are subject to interpretation and can change over time. We believe that we now have in place all procedures necessary to comply with Good Manufacturing Practice requirements, and to quickly spot and correct any deviations from those requirements. However, there can be no assurance that such deviations will not occur in the future.

                         RISKS RELATED TO OUR INDUSTRY

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY CHANGES IN THIRD PARTY REIMBURSEMENT PRACTICES AND RELATED PRICING PRESSURES.

     The market for our products may be limited by actions of third party payors, such as government and private health insurers and managed care organizations. For example, many managed health care organizations are now controlling the pharmaceuticals that appear on their lists of reimbursable medications. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. In addition, many managed care organizations are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapeutic category or disease state. Our products might not be included in the formulary lists of managed care organizations. Also, downward pricing pressure in the industry generally may negatively impact our results of operations.

     Furthermore, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed. We cannot predict whether any such proposals will be adopted or the effect such proposals may have on our business. The fact that such proposals are pending, the nature of such proposals, and the adoption of any such proposal are likely to increase industry-wide pricing pressures.

OUR INDUSTRY IS SUSCEPTIBLE TO PRODUCT RELATED LIABILITIES.

     Like all pharmaceutical companies, we face the risk of loss related to the use of products we market from lawsuits and administrative proceedings. We cannot assure you that we can avoid such claims. We cannot be sure that our product liability insurance will be adequate to cover claims or that we will be able to get adequate insurance coverage in the future at acceptable costs. We currently have product liability insurance coverage in the aggregate amount of $10.0 million per year. However, a successful product liability claim in excess of our coverage could require us to pay substantial sums and adversely affect our results of operations and financial condition.

OUR INDUSTRY IS HIGHLY COMPETITIVE.

     Our branded pharmaceutical business is subject to competition from larger companies with greater financial resources that can support larger sales forces. The ability of a sales force to compete is affected by the number of physician calls it can make, which is directly related to its size, the brand name recognition it has in the marketplace and its advertising and promotional efforts. We are in the start-up phase of our branded sales initiative and could be adversely affected by competition from companies with larger, more established sales forces.

     Our generic pharmaceutical business is subject to competitive pressures from a number of companies, some of which have greater financial resources and broader product lines. Competition is generally on price, which can have an adverse effect on profitability as falling prices erode margins. In addition, the continuing consolidation of the customer base (wholesale distributors and retail drug chains) will increase competition as suppliers compete for fewer customers. Consolidation of competitors will increase competitive pressures as larger suppliers are able to offer broader product lines.

     Many pharmaceutical companies have invested, and are continuing to invest, significant resources in the development of proprietary drug delivery systems. Such business is highly competitive, and we believe that competition will continue to increase in the future. In addition, several companies have been formed to develop specific advanced drug delivery systems. Many of these pharmaceutical and other companies who may develop drug delivery systems have greater financial, research and development and other resources than we do, as well as more experience in commercializing pharmaceutical and drug delivery products. Such companies may develop products using their drug delivery systems more rapidly than we do or develop drug delivery systems that are more effective than ours and thus may represent significant potential competitors.

OUR INDUSTRY EXPERIENCES RAPID TECHNOLOGICAL CHANGE.

     The pharmaceutical industry is a rapidly evolving field. The first branded or generic pharmaceutical product to reach the market in a therapeutic area often obtains and maintains significant market share relative to later entrants to the market. Our products also compete with drugs marketed not only in similar delivery systems but also in traditional dosage forms. New drugs, new therapeutic approaches or future developments in alternative drug delivery technologies may provide advantages over the drug delivery systems and products that we are marketing, have developed or are developing. A number of companies, including major pharmaceutical companies, are developing and marketing advanced delivery systems for the controlled delivery of drugs. Products currently on the market or under development by competitors may deliver the same drugs, or other drugs to treat the same indications, as many of the products we market or are developing.

     Changes in drug delivery technology may require substantial investments by companies to maintain their competitive position and may provide opportunities for new competitors to enter the industry. We cannot assure you that developments by others will not render our products and technologies uncompetitive or obsolete. If others develop drugs which are cheaper or more effective or which are first to market, sales or prices of our products could decline.

                         RISKS RELATED TO THIS OFFERING

MANAGEMENT STOCKHOLDERS CONTROL OUR COMPANY.

     After completion of this offering, our directors and executive officers will beneficially own approximately 15.5% of our Class A common stock and 54.0% of our Class B common stock. As a result, these persons will control approximately 49.9% of the combined voting power represented by our outstanding securities. These persons will retain effective voting control of our company and will continue to have the ability to effectively determine the outcome of any matter being voted on by our stockholders, including the election of directors and any merger, sale of assets or other change in control of our company.

WE HAVE ENACTED CHARTER PROVISIONS THAT MAY HAVE ANTI-TAKEOVER EFFECTS.

     Our Certificate of Incorporation authorizes the issuance of common stock in two classes, Class A common stock and Class B common stock. Each share of Class A common stock entitles the holder to a one-twentieth vote on all matters to be voted upon by stockholders, while each share of Class B common stock entitles the holder to one full vote on each matter considered by the stockholders. In addition, our directors have the authority to issue shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The existence of two classes of common stock with different voting rights and the ability of our directors to issue additional shares of preferred stock could make it more difficult for a third party to acquire a majority of our voting stock. Other provisions of our Certificate of Incorporation and Bylaws, such as a classified board of directors, also may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could have an adverse effect on the market price of our Class A common stock.

THE MARKET PRICE OF OUR STOCK HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

     The market prices of securities of companies engaged in pharmaceutical development and marketing activities historically have been highly volatile. In addition, any or all of the following may have a significant impact on the market price of our Class A common stock: announcements by us or our competitors of technological innovations or new commercial products, delays in the development or approval of products, developments or disputes concerning patent or proprietary rights, publicity regarding actual or potential medical results relating to products under development, regulatory developments in both the United States and foreign countries, publicity regarding actual or potential acquisitions, public concern as to the safety of drug technologies, financial results which are different from securities analysts' forecasts and economic and other external factors, as well as period-to-period fluctuations in financial results.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 3,335,000 shares of our Class A common stock offered will be approximately $100.9 million ($119.2 million if the underwriters' over-allotment option is exercised in full). Our estimate is based upon an assumed public offering price of $32.1875 per share (the closing sale price of our Class A common stock on the New York Stock Exchange on March 24, 2000) after deducting the underwriters' discount and estimated offering expenses. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.

     We expect to use the net proceeds of this offering to finance general corporate purposes, including:

     - expansion of our Ther-Rx sales and marketing infrastructure;

     - acquisition of products, product rights, technologies or companies that are complementary to our business;

     - funding of research and development of existing and new drug delivery technologies and products; and

     - repayment of debt under our credit facility with LaSalle National Bank N.A. We used the amounts borrowed under our credit facility to fund product development, acquisitions and working capital. The credit facility matures in October 2002 and bears interest at LIBOR plus 2.0% per annum, which aggregated 8.1% per annum on a weighted average basis as of the date of this prospectus. At March 24, 2000, our outstanding borrowings under the credit facility were $11.0 million.

     The precise allocation of the proceeds and the timing of expenditures may vary significantly depending upon numerous factors, including the number, timing and size of potential acquisitions, if any, and the method by which such acquisitions are financed, research and development progress, the results of preclinical and clinical studies, the timing of regulatory approvals, the timing and impact of new product introductions and the outcome of strategic partnering or licensing activities. Pending the use of proceeds, we will invest our proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the United States.

                          PRICE RANGE OF COMMON STOCK

     Our Class A common stock and Class B common stock have both been traded on the New York Stock Exchange under the symbols "KV.A" and "KV.B," respectively, since March 25, 1999. Before that date, our Class A common stock and Class B common stock were traded on the American Stock Exchange. The following table sets forth the high and low closing sale prices per share of the Class A common stock and Class B common stock, as reported on the American Stock Exchange and the New York Stock Exchange, for the periods indicated.

                                                              CLASS A             CLASS B
                                                            COMMON STOCK        COMMON STOCK
                                                          ----------------    ----------------
                                                           HIGH      LOW       HIGH      LOW
                                                          ------    ------    ------    ------
1997
  First Quarter.........................................  $11.92    $ 7.50    $11.92    $ 7.67
  Second Quarter........................................   11.66      9.47     11.75      9.50
  Third Quarter.........................................   15.75      9.91     15.09     10.00
  Fourth Quarter........................................   15.66     12.41     15.60     12.84
1998
  First Quarter.........................................  $18.78    $13.09    $18.66    $13.03
  Second Quarter........................................   22.75     17.19     23.06     17.09
  Third Quarter.........................................   23.13     14.38     23.31     14.50
  Fourth Quarter........................................   23.13     17.25     23.25     17.38
1999
  First Quarter.........................................  $21.50    $14.50    $21.31    $14.00
  Second Quarter........................................   17.63     13.00     17.56     13.13
  Third Quarter.........................................   19.13     14.69     18.94     15.00
  Fourth Quarter........................................   21.94     15.25     21.44     15.81
2000
  First Quarter (through March 24, 2000)................  $32.31    $19.75    $32.50    $19.81

     All per share data reflects the three-for-two stock split effected in the form of a 50% stock dividend to shareholders of record as of April 3, 1998.

     On March 24, 2000, the closing sale prices for our Class A common stock and Class B common stock, as reported on the New York Stock Exchange, were $32.1875 and $32.3875 per share, respectively. As of March 24, 2000, the number of holders of record of our Class A common stock and Class B common stock were 638 and 522, respectively.

                                DIVIDEND POLICY

     Since 1980 we have not declared or paid any cash dividends on our common stock and we do not plan to do so in the near future. No dividends may be paid on Class A or Class B common stock unless all dividends on our 7% cumulative convertible preferred stock have been declared and paid. Undeclared and unaccrued cumulative preferred dividends were $2,203,644 or $9.14 per share, at March 31, 1999 and $2,194,500 or $9.14 per share, at December 31, 1999. Also, under the terms of our credit agreement we may not pay cash dividends in excess of 25% of the prior fiscal year's consolidated net income. We plan to use cash generated from operations for general corporate purposes, including expansion of our Ther-Rx sales and marketing infrastructure, funding potential acquisitions, research and development, and repayment of debt.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

     - on an actual basis; and

     - on an adjusted basis to reflect our sale of 3,335,000 shares of Class A common stock offered by us hereby at an assumed public offering price of $32.1875 per share and the application of the estimated net proceeds from the sale.

     This information should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this prospectus.

                                                                 DECEMBER 31, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS,
                                                               EXCEPT SHARE AMOUNTS)
                                                                    (UNAUDITED)
Long-term debt, including current portion:
  Revolving line of credit..................................  $ 18,000     $     --
  Mortgages and other obligations...........................     7,527        7,527
                                                              --------     --------
          Total long-term debt, including current portion...  $ 25,527     $  7,527
                                                              --------     --------
Stockholders' equity:
  7% cumulative convertible preferred stock, $0.01 par
     value; 841,000 shares authorized, 240,000 shares issued
     and outstanding, actual and as adjusted................         2            2
  Class A common stock and Class B common stock, $0.01 par
     value; 150,000,000 and 75,000,000 shares authorized,
     respectively:
     Class A common stock, 12,126,919 shares issued actual;
      15,541,919 shares issued as adjusted(1)...............       122          155
     Class B common stock, 6,607,589 shares issued and as
      adjusted(1)...........................................        66           66
  Additional paid-in capital................................    40,693      141,601
  Retained earnings.........................................    45,937       45,937
  Less: treasury stock, 35,619 shares each of Class A and
     Class B common stock, at cost..........................       (55)         (55)
                                                              --------     --------
          Total stockholders' equity........................    86,765      187,706
                                                              --------     --------
          Total capitalization..............................  $112,292     $195,233
                                                              ========     ========

---------------
(1) Excludes (a) 971,530 shares of Class A common stock and 1,107,297 shares of Class B common stock reserved for issuance upon the exercise of outstanding options (having a weighted average exercise price of $11.84 and $11.18 per share, respectively) and an additional 528,470 shares of Class A common stock and 392,703 shares of Class B common stock reserved for issuance under future grants under our stock-based compensation plans, (b) 900,000 shares of Class A common stock reserved for issuance upon conversion of our outstanding 7% cumulative convertible preferred stock, and (c) 6,607,589 shares of Class A common stock reserved for issuance upon conversion of the Class B common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Below we have presented information from our statements of operations and balance sheets. Our financial statements for the five years in the period ended March 31, 1999 have been audited by BDO Seidman LLP, independent certified public accountants. The information as of and for the nine months ended December 31, 1998 and 1999 was derived from our unaudited consolidated financial statements. These unaudited financial statements include all adjustments, consisting of normal recurring accruals that we consider necessary for a fair presentation of our financial position and results of operations for these periods. The information from our statement of operations for the nine-month period ended December 31, 1999 is not necessarily indicative of operating results that we expect for the full year ending March 31, 2000. You should read the following information in conjunction with our consolidated financial statements and related notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                      NINE MONTHS
                                                                                         ENDED
                                             YEAR ENDED MARCH 31,                     DECEMBER 31,
                               ------------------------------------------------    ------------------
                                1995      1996      1997      1998       1999       1998       1999
                               -------   -------   -------   -------   --------    -------   --------
                                                                                      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues.................  $39,743   $49,729   $57,891   $98,486   $114,860    $79,097   $107,596
Manufacturing costs..........   26,066    26,259    29,478    56,483     61,415     43,306     48,459
                               -------   -------   -------   -------   --------    -------   --------
Gross profit.................   13,677    23,470    28,413    42,003     53,445     35,791     59,137
                               -------   -------   -------   -------   --------    -------   --------
Research and development.....    4,525     4,559     4,835     5,752      6,884      4,934      6,040
Selling and administrative...   11,979    12,749    13,818    19,104     22,201     15,918     28,880
Amortization of intangible
  assets.....................      673       711       188       254        243        124      1,680
                               -------   -------   -------   -------   --------    -------   --------
          Total operating
            expenses.........   17,177    18,019    18,841    25,110     29,328     20,976     36,600
                               -------   -------   -------   -------   --------    -------   --------
Operating income (loss)......   (3,500)    5,451     9,572    16,893     24,117     14,815     22,537
Other income (expense):
  Arbitration award..........       --        --        --        --     12,723         --         --
  Interest and other
     income..................       --        60       147       550      1,291      1,077        545
  Interest and other
     expense.................   (1,875)   (1,378)     (411)     (452)      (498)      (332)    (1,569)
                               -------   -------   -------   -------   --------    -------   --------
Total other income
  (expense)..................   (1,875)   (1,318)     (265)       98     13,516        745     (1,024)
                               -------   -------   -------   -------   --------    -------   --------
Income (loss) before income
  taxes......................   (5,375)    4,133     9,307    16,991     37,633     15,560     21,513
Provision for income taxes...       --        90       383     5,687     14,293      5,907      8,172
                               -------   -------   -------   -------   --------    -------   --------
          Net income
            (loss)...........  $(5,375)  $ 4,043   $ 8,924   $11,304   $ 23,340(1) $ 9,653   $ 13,341
                               =======   =======   =======   =======   ========    =======   ========
Basic net income (loss) per
  share(2)...................  $ (0.35)  $  0.21   $  0.48   $  0.60   $   1.26(1) $  0.51   $   0.70
Basic weighted average number
  of shares(2)...............   16,768    17,283    17,759    18,094     18,201     18,187     18,609
Diluted net income (loss) per
  share(2)...................  $ (0.35)  $  0.21   $  0.47   $  0.58   $   1.17(1) $  0.48   $   0.66
Diluted weighted average
  number of shares(2)........   18,029    18,745    19,022    19,641     19,972     19,991     20,146

---------------
(1) Results for the year ended March 31, 1999 include a nonrecurring gain associated with an arbitration award. Pursuant to the award, we received a net payment of $7,956 in fiscal 1999, or $0.40 per common share on a diluted basis.

(2) See note 15 of notes to our consolidated financial statements for an explanation of the determination of the number of shares used in calculating basic and diluted net income (loss) per share.

                                                          MARCH 31,
                                       ------------------------------------------------   DECEMBER 31,
                                        1995      1996      1997      1998       1999         1999
                                       -------   -------   -------   -------   --------   ------------
                                                                                          (UNAUDITED)
BALANCE SHEET DATA:
Cash and equivalents.................  $ 1,076   $ 2,038   $ 7,628   $18,157   $  2,617     $ 3,337
Working capital......................    8,927    14,053    25,017    35,403     43,112      37,526
Total assets.........................   27,975    27,948    41,362    68,361    127,990     136,439
Long-term debt, including current
  portion............................   13,048     3,253     2,509     5,460     32,203      25,527
Stockholders' equity.................    9,974    20,550    33,048    44,164     67,548      86,765

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

BACKGROUND

     Our company develops, acquires, manufactures and markets technologically distinguished branded and prescription pharmaceutical products. We also enter into licensing agreements with pharmaceutical marketing companies to develop and commercialize additional brand name products. Until the mid 1990's, we derived most of our revenues from our manufacturing and licensing activities. Today, we derive most of our revenues from our product sales. Furthermore, while we expect to continue to enter into new licensing agreements, we strategically emphasize the development or acquisition and marketing of technologically distinguished branded prescription products through Ther-Rx and generic products through ETHEX as well as specialty raw materials through Particle Dynamics.

     In 1990, we established our ETHEX business to market and distribute technologically distinguished generic drugs that use our proprietary technologies. Beginning in 1994, we implemented strategic initiatives to increase revenues derived from ETHEX's sales of new and existing generic products. Net revenues from ETHEX increased from $13.5 million in fiscal 1994 to $24.9 million during fiscal 1995, $34.5 million in fiscal 1996, $40.2 million in fiscal 1997, $79.2 million in fiscal 1998 and $91.8 million in fiscal 1999.

     We launched our Ther-Rx business in 1999 to market branded pharmaceutical products. We acquired and introduced our first two of five Ther-Rx branded products, Micro-K(R) and PreCare(R) in March and August 1999, respectively. Ther-Rx has also introduced three additional internally developed products since October 1999 and we expect to introduce four new products during fiscal 2001. Net revenues from Ther-Rx increased from $1.8 million in fiscal 1999 to $14.8 million in the nine months ended December 31, 1999.

RESULTS OF OPERATIONS

     In the following tables, we have summarized our historical results of operations as a percentage of revenues. You should read this information in conjunction with our consolidated financial statements and related notes.

                                                         YEAR ENDED MARCH 31,
                                    ---------------------------------------------------------------
                                           1997                  1998                  1999
                                    ------------------    ------------------    -------------------
                                    AMOUNT     PERCENT    AMOUNT     PERCENT     AMOUNT     PERCENT
                                    -------    -------    -------    -------    --------    -------
                                                        (DOLLARS IN THOUSANDS)
NET REVENUES
Generic products..................  $40,225      69.5%    $79,193      80.4%    $ 91,833      80.0%
Branded products..................       --        --          --        --        1,795       1.6
Contract services/licenses........    8,978      15.5       8,290       8.4        7,827       6.8
Specialty materials...............    8,688      15.0      11,003      11.2       13,405      11.6
                                    -------     -----     -------     -----     --------     -----
          Total net revenues......  $57,891     100.0%    $98,486     100.0%    $114,860     100.0%
                                    -------     -----     -------     -----     --------     -----

                                                         YEAR ENDED MARCH 31,
                                    ---------------------------------------------------------------
                                           1997                  1998                  1999
                                    ------------------    ------------------    -------------------
                                    AMOUNT     PERCENT    AMOUNT     PERCENT     AMOUNT     PERCENT
                                    -------    -------    -------    -------    --------    -------
                                                        (DOLLARS IN THOUSANDS)
COSTS AND EXPENSES
Manufacturing costs...............  $29,478      50.9%    $56,483      57.3%    $ 61,415      53.5%
Research and development..........    4,835       8.3       5,752       5.8        6,884       6.0
Selling and administrative........   13,818      23.8      19,104      19.4       22,201      19.3
Other (income) expense, net.......      265       0.5         (98)     (0.1)     (13,516)    (11.8)
Amortization......................      188       0.4         254       0.3          243       0.2
                                    -------     -----     -------     -----     --------     -----
          Total costs and
            expenses..............  $48,584      83.9%    $81,495      82.7%    $ 77,227      67.2%
                                    -------     -----     -------     -----     --------     -----
Earnings before taxes.............    9,307      16.1      16,991      17.3       37,633      32.8
Provision for income taxes........      383       0.7       5,687       5.8       14,293      12.4
                                    -------     -----     -------     -----     --------     -----
Net income........................  $ 8,924      15.4%    $11,304      11.5%    $ 23,340      20.4%
                                    =======     =====     =======     =====     ========     =====

                                                            NINE MONTHS ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                              1998                  1999
                                                       ------------------    -------------------
                                                       AMOUNT     PERCENT     AMOUNT     PERCENT
                                                       -------    -------    --------    -------
                                                                (DOLLARS IN THOUSANDS)
NET REVENUES
Generic products.....................................  $65,808      83.2%    $ 77,133      71.7%
Branded products.....................................       --        --       14,812      13.8
Contract services/licenses...........................    3,462       4.4        2,926       2.7
Specialty materials..................................    9,827      12.4       12,725      11.8
                                                       -------     -----     --------     -----
          Total net revenues.........................  $79,097     100.0%    $107,596     100.0%
                                                       -------     -----     --------     -----
COSTS AND EXPENSES
Manufacturing costs..................................  $43,306      54.8%    $ 48,459      45.0%
Research and development.............................    4,934       6.2        6,040       5.6
Selling and administrative...........................   15,918      20.1       28,880      26.8
Other (income) expense, net..........................     (745)     (0.9)       1,024       1.0
Amortization.........................................      124       0.2        1,680       1.6
                                                       -------     -----     --------     -----
          Total costs and expenses...................  $63,537      80.4%    $ 86,083      80.0%
                                                       -------     -----     --------     -----
Earnings before taxes................................   15,560      19.6       21,513      20.0
Provision for income taxes...........................    5,907       7.5        8,172       7.6
                                                       -------     -----     --------     -----
Net income...........................................  $ 9,653      12.1%    $ 13,341      12.4%
                                                       =======     =====     ========     =====

NINE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 1998

     REVENUES. Net revenues for the nine months ended December 31, 1999 increased $28.5 million, or 36%, over the corresponding period of the prior fiscal year. The increase in revenues, after elimination of inter-segment revenues, was due to higher sales in our three businesses.

     Branded product sales through Ther-Rx were incremental to the prior year given the start-up of the business late in the fourth quarter of fiscal year 1999. This branded business has been built by acquiring products with established brand name recognition and existing distribution and through the introduction of internally developed products. Acquired products include Micro-K(R) Extencaps and the PreCare(R) prenatal caplet that were acquired in August 1999. Ther-Rx also introduced three internally developed products since October 1999 under the PreCare(R) family of women's health care pharmaceuticals. These products include PreCare(R) Chewables, a chewable prenatal vitamin; PremisisRx(TM), a product designed for use along with a physician-supervised program to reduce pregnancy-related nausea; and PreCare(R) Conceive(TM), a nutritional supplement specifically designed for use by both men and women prior to conception.

     Of the $11.3 million increase in specialty generic net sales by ETHEX, volume increases contributed $5.1 million, $3.5 million was from price increases and $2.7 million was due to new product introductions.

     Specialty materials sales by Particle Dynamics increased by $2.9 million, or 29%, due primarily to higher volume on an expanded customer base.

     COSTS AND EXPENSES. Manufacturing costs as a percentage of revenue declined from 54.8% to 45.0% due to the effects of favorable pricing and product mix. The improvement in product mix reflected the increase in the relative contribution of higher margin brand sales and the decrease in lower margin generic pain management sales. Of the 9.8 percentage-point net decrease, changes in product mix and volume accounted for 7.7% and pricing accounted for 3.1%, and were offset by a 1.0% increase in costs.

     Research and development expense increased $1.1 million, or 22%, compared to the prior year period. The increase in expense was due primarily to an increase in the number of clinical testing programs in which we were involved.

     Selling and administrative expenses increased $13.0 million, or 81%, compared to the corresponding period of the prior year. The increase was due primarily to our investment in establishing the sales force for Ther-Rx. Selling expenses associated with this effort were $9.2 million. Selling and marketing expenses in ETHEX increased $1.7 million.

     Amortization expense increased $1.6 million due to the amortization of product rights acquired in March 1999 and August 1999.

     Interest expense, net of interest income, increased $1.8 million due to higher borrowings incurred to finance product acquisitions.

     NET INCOME. As a result of the factors described above, net income improved $3.7 million, or 38%, to $13.3 million compared to the prior year period.

FISCAL 1999 COMPARED TO FISCAL 1998

     REVENUES. Net revenues increased $16.4 million, or 16.6%, during fiscal 1999. The increase in net sales was due to higher sales of generic products and specialty materials, and branded product sales resulting from the acquisition of the Micro-K(R) product line during the fourth quarter of fiscal 1999, which were partially offset by lower contract services sales and licensing revenues.

     Generic product sales increased $12.6 million, or 16%, during fiscal 1999 due to the introduction of ten new products and higher sales volumes across the majority of the existing products. Existing products contributed $16.1 million of the increase and new products contributed $5.8 million; however, such increases were partially offset by price declines of $9.3 million compared to total sales for the prior year. The increase in sales on existing products reflected increased market share on an expanded customer base, increased generic substitution rates and a full year's sales impact of products introduced in the prior year across several product categories. The price decline was confined largely to a single product category where increased competition on revenue sharing products -- based on sales and gross margin -- adversely affected prices.

     Brand name product sales represented a partial month's sales of the Micro-K(R) product line which was acquired from American Home Products in March 1999. The product line had annual sales of approximately $18.5 million at the time of the acquisition.

     Sales of specialty materials increased $2.4 million, or 21.8%, during fiscal 1999 due primarily to a full year's sales impact of two products introduced in the prior year by Particle Dynamics, which contributed $2.1 million, or 19.1%, of the increase. Particle Dynamics also increased its customer base during fiscal 1999, primarily for its line of calcium carbonate products, which accounted for approximately 51% of its total sales for the fiscal year. Calcium carbonate sales increased 28.6%.

     Contract services and licensing revenues decreased $.5 million, or 5.6%, due to lower volume, reflecting a smaller customer base as we de-emphasized lower margin contract manufacturing in our business strategy.

     COSTS AND EXPENSES. Manufacturing costs increased $4.9 million, or 8.7%, to $61.4 million during fiscal 1999 from $56.5 million in fiscal 1998 due to increased volume. Manufacturing costs as a percentage of revenues declined to 53.5% from 57.3%, due primarily to a favorable shift in the mix of products sold toward higher margin products, which was partially offset by lower average pricing.

     The price decline and improvement in product mix were due primarily to changes in the generic business. Lower pricing due to increased competition eroded margins on certain products. The improvement in product mix reflected a decrease in volume on the lower margin business and increases in sales of higher margin new products introduced in fiscal 1999 and 1998.

     Research and development costs increased $1.1 million, or 19.7%, to $6.9 million during fiscal 1999 from $5.8 million in fiscal 1998. The increase was due to higher personnel costs of $.4 million, increased usage of R&D materials and laboratory supplies of $.3 million, and higher levels of clinical testing of $.2 million. We increased the level of our R&D activity in fiscal 1999.

     Selling and administrative expenses increased $3.1 million, or 16.2%, to $22.2 million during fiscal 1999 from $19.1 million in fiscal 1998. As a percentage of revenues, selling and administrative expenses remained relatively flat with the prior year, decreasing nominally to 19.3% from 19.4%. The increase in expenses was related primarily to higher costs associated with additional personnel to support our continued growth of $1.3 million, the branded sales initiative of $.7 million and increased marketing activities associated with sales of generic products of $1.1 million.

     Amortization expenses decreased nominally in fiscal 1999 due primarily to lower expense associated with amortization of financing fees of $.1 million, partially offset by one-half month's amortization of the Micro-K(R) product rights acquired near the end of the fourth quarter of fiscal 1999. The product rights are being amortized over 20 years at an annual rate of $1.8 million.

     Other income, net, increased $13.4 million to $13.5 million during fiscal 1999 due to a non-recurring gain related to an arbitration award of $13.3 million in connection with a supplier who was unable to supply product.

     Income taxes were provided at an effective rate of 38.0% in fiscal 1999 compared to 33.5% in fiscal 1998. The lower effective rate in fiscal 1998 reflected the utilization of the deferred tax asset valuation reserve.

     NET INCOME. As a result of the factors described above, net income improved $12.0 million, or 106.5%, to $23.3 million for fiscal 1999 from net income of $11.3 million in fiscal 1998.

FISCAL 1998 COMPARED TO FISCAL 1997

     REVENUES. Net revenues increased $40.6 million, or 70%, to $98.5 million during fiscal 1998 from $57.9 million in fiscal 1997. This sales growth was primarily due to an increase in the volume of ETHEX's sales of new and existing generic products, increased licensing revenues and higher volume in contract services and Particle Dynamics. Net revenues from ETHEX increased $39.0 million, or 97%, to $79.2 million during fiscal 1998 from $40.2 million in 1997. This increase was primarily due to the launch of new generic products during fiscal 1998, in addition to increased sales of products introduced in the prior year. Net revenues derived from Particle Dynamics' sales of specialty pharmaceutical raw materials increased $2.3 million, or 27%, to $11.0 million during fiscal 1998. This increase was attributable to the increased sales volumes related to the prior year's introduction of DESCOTE(R) and DESTAB(TM) products for use in over-the-counter markets. As expected, contract services revenues decreased $.7 million, or 8%, to $8.3 million in fiscal 1998 from $8.9 million in fiscal 1997. This decrease was attributable to reduced sales volumes to third parties as our manufacturing facilities are increasingly utilized for the manufacture of products sold by our marketing subsidiaries.

     COSTS AND EXPENSES. Manufacturing costs increased $27 million, or 93%, to $56.5 million during fiscal 1998 from $29.5 million in fiscal 1997 due to increased volume. Manufacturing costs as a percentage of revenues increased to 57% from 51%, primarily due to a change in the mix of products sold and the effect of competitive pricing in the generic pharmaceutical industry. With respect to the 6% increase in costs, as a percentage of revenues, 4% of the increase was due to the change in the mix of products sold and 2% was attributable to the effect of competitive pricing in the generic pharmaceutical industry.

     Research and development costs increased $.9 million, or 19%, to $5.8 million during fiscal 1998 from $4.8 million in fiscal 1997. Nine percent was due to higher personnel expenses and 10% was due to higher raw material and clinical expenses.

     Selling and administrative expenses increased $5.3 million, or 38%, to $19.1 million during fiscal 1998 from $13.8 million in fiscal 1997. Of the 38%, 13% was due to personnel expenses, 14% was due to outside professional services, 5% was due to advertising and promotion costs and 7% was due to various other expenses. As a percentage of revenue, selling and administrative expenses decreased to 20% from 24%. The dollar increase in selling and administrative expenses was primarily related to our selling and promotional activities associated with the significant growth experienced in the sales of new and existing products marketed by ETHEX and Particle Dynamics, and additional personnel to support our continued growth.

     INCOME TAX EXPENSE. Income taxes were provided at an effective rate of 33.5% in fiscal 1998 compared to 4.1% in fiscal 1997. The increase was attributable to the utilization of loss carry forwards generated in prior years during fiscal 1997. No loss carryforwards were available in fiscal 1998.

     NET INCOME. As a result of the factors described above, net income improved $2.4 million, or 27%, to $11.3 million for fiscal 1998 from net income of $8.9 million in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flow from operations of $9.5 million for fiscal 1999 was primarily from net income enhanced by an increase in accounts payable and accrued liabilities, partially offset by increases in accounts receivable and inventories. The increases in accounts payable and inventories were due to higher levels of raw material and packaging inventories acquired to support increased sales of generic products and higher finished goods inventories associated with the acquisition of Micro-K(R). Receivables also increased due to the higher sales and a $13.3 million arbitration award. Accrued liabilities increased due to an increase in salaries, wages, benefits and income taxes. These changes in the components of current assets and liabilities, partially offset by a decline in cash and marketable securities, resulted in a $7.7 million increase in working capital in fiscal 1999.

     Cash flow from operations was $13.6 million for the first nine months of fiscal 2000, an increase of $6.0 million, or 80%, compared to the first nine months of fiscal 1999. The increase in operating cash flow compared with the prior year was due to an increase in net income before depreciation and amortization of $5.6 million and the receipt of a $13.3 million arbitration award. These increases were partially offset by a $12.6 million increase in the net use of working capital compared to the corresponding prior year. The increase in our working capital requirement relates primarily to greater accounts receivable of $9.6 million associated with sales growth and the effect of new product introductions in Ther-Rx and ETHEX. In addition, our accrued income tax liability declined by $5.3 million from the fiscal year-end due to the taxes paid in the first quarter of fiscal 2000 in connection with the arbitration award recorded in fiscal 1999.

     Long-term liabilities as of March 31, 1999 increased to $34.0 million from $7.0 million at March 31, 1998 as a result of $25.0 million in borrowings incurred to finance the acquisition of the Micro-K(R) product line and the partial financing of the purchase of a new facility of $2.3 million. The new facility was acquired to provide additional distribution and office space for our branded and generic pharmaceutical businesses. Long-term liabilities as of December 31, 1999 declined to $26.6 million.

     Financing activities during the nine months ended December 31, 1999 included a reduction of long-term debt of $9.6 million and additional borrowings of $2.0 million to fund working capital requirements and additional capital expenditures.

     Investing activities for fiscal 1999 included capital expenditures of $5.8 million, the investment of $7.6 million of cash in marketable securities and a cash payment of $11.1 million in connection with the acquisition of the Micro-K(R) product line. Capital expenditures related primarily to the acquisition of the new facility and equipment to expand production capacity for generic products. In addition, we had capital projects in progress at March 31, 1999 that we estimate will require $1.3 million to complete in the next fiscal year. The majority of this amount relates to the cost to complete the upgrade of our business software and network systems which is estimated at $0.6 million.

     Investing activities for the first nine months of fiscal 2000 included cash outlays for capital expenditures of $11.1 million and product acquisitions of $3.0 million, partially offset by cash provided by the sale of $7.5 million of marketable securities. Capital expenditures were primarily for production equipment, laboratory improvements and the upgrade of our business software and network systems. We acquired the worldwide rights to Precare(R) in August 1999 for approximately $8.5 million, consisting of $3.0 million in cash, $4.5 million of Class A common stock and a $.9 million note. Marketable securities were sold to pay down long-term debt and fund these expenditures.

     We believe that existing cash and securities balances, cash generated from operating activities, funds available under our credit facility and the proceeds of this offering will be adequate to fund operating activities in the short- and long-term, including near and long-term debt obligations, capital improvements, product development activities and expansion of marketing capabilities for the branded pharmaceutical business for the presently foreseeable future. We have a line of credit agreement with LaSalle National Bank which expires in October 2002. The agreement provides for a revolving line of credit for borrowings up to $40.0 million. We had cash borrowings of $25.0 million and $4.2 million in open letters of credit issued under this facility as of March 31, 1999 and cash borrowing of $18.0 million and $4.8 million in open letters of credit issued under this facility as of December 31, 1999.

INFLATION

     Although at reduced levels in recent years, inflation continues to apply upward pressure on the cost of goods and services used by us. However, we believe that the net effect of inflation on our operations has been minimal during the past three years. In addition, changes in the mix of products sold and the effect of competition has made a comparison of changes in selling prices less meaningful relative to changes in the overall rate of inflation over the past three years.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENT

     In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 is effective for years beginning after June 15, 2000 and requires comparative information for all fiscal quarters of fiscal years beginning after June 15, 2000. We do not expect the adoption of this statement to have a significant impact on our results of operations, financial position or cash flows.

                                    BUSINESS

OVERVIEW

     We are a fully integrated specialty pharmaceutical company that develops, acquires, manufactures and markets technologically distinguished branded and generic prescription pharmaceutical products. We conduct our branded pharmaceutical operations through Ther-Rx Corporation, which began operations in March 1999. Ther-Rx currently markets products focused on the women's health and cardiovascular therapeutic areas, although its therapeutic focus may expand as we continue to evaluate development and acquisition opportunities. We conduct our generic pharmaceutical operations through ETHEX Corporation, which focuses principally on technologically distinguished generic products in four therapeutic areas: women's health; cardiovascular; pain management; and respiratory. Through Particle Dynamics, Inc., we also develop, manufacture and market technologically advanced, value-added raw material products for the pharmaceutical, nutritional, food and personal care markets.

     A key element of our strategy is to leverage our portfolio of drug delivery technologies to create technologically distinguished brand name and generic products. We have developed and patented 15 drug delivery and formulation technologies in four principal areas: oral controlled release; tastemasking; oral and topical site specific; and quick dissolving. We incorporate these technologies in the products we market to improve and control the human body's absorption and utilization of active pharmaceutical compounds. These technologies provide several benefits, including reduced frequency of administration, reduced side effects, improved drug efficacy and enhanced patient compliance.

     We have a long history of developing drug delivery technologies. In the 1950's, we received what we believe to be the first patents for sustained release delivery systems which enhance the convenience and effectiveness of pharmaceutical products. In the past, we have developed products for other drug marketers. Our technologies have been used in several well known products including Actifed(R) 12-hour and Sudafed(R) SA (Burroughs-Wellcome Co.), Centrum Jr.(R) (American Home Products Corporation) and Kaopectate(R) Chewable (Pharmacia & Upjohn). More recently, we have chosen to focus our drug development expertise on internally developed products for our branded and generic pharmaceutical businesses. For example, over the past year our Ther-Rx business launched three internally developed branded pharmaceutical products, all of which incorporate our drug delivery technologies. In addition, most of the internally developed generic products marketed by our ETHEX business incorporate one or more of our drug delivery technologies.

THER-RX -- OUR BRAND NAME PHARMACEUTICAL BUSINESS

     We established the Ther-Rx business to market brand name pharmaceutical products that we internally develop using proprietary technologies and that we acquire. In March 1999, Ther-Rx launched its first brand name product, Micro-K(R), a prescription potassium supplement. We acquired Micro-K(R) from Wyeth Ayerst Laboratories, the pharmaceutical division of American Home Products Corporation, for $36.0 million. The Micro-K(R) product line had worldwide net sales of approximately $18.5 million in 1998, of which $13.3 million were branded product sales. Micro-K(R) competes in a market of more than $300 million. In August 1999, we acquired PreCare(R), a prescription prenatal vitamin, from UCB Pharma for $8.5 million. PreCare(R) had net sales of approximately $4.3 million in 1998 and competes in a market of more than $100 million. Ther-Rx generated approximately $14.8 million of net sales during the nine months ended December 31, 1999.

     Ther-Rx also has launched three internally developed products as product line extensions to PreCare(R) since October 1999. The first product, PreCare(R) Chewables, is the world's first prescription chewable prenatal vitamin. PreCare(R) Chewables address a longstanding challenge to improve pregnant women's compliance with prenatal vitamin regimens by alleviating the difficulty that patients experience in swallowing large prenatal pills. Ther-Rx's second internally developed product, PremesisRx(TM), is an innovative prenatal prescription product which incorporates our controlled release Vitamin B(6) to help reduce pregnancy-related nausea. This product is designed for use in conjunction with a physician-supervised program to reduce pregnancy-related nausea, which is experienced in 50% to 70% of women.

The third product, PreCare(R) Conceive(TM), is the first single nutritional pre-conception supplement for both men and women. PreCare(R)Conceive(TM) contains 1 mg. of folic acid, which has been shown to reduce the incidence of neural tube defects by at least 50%.

     Ther-Rx has approximately 110 specialty sales representatives who focus on physician specialists who are identified through available market research as frequent prescribers of our prescription products. We also have a corporate sales and marketing management team that includes managed care and trade sales management staff. We intend to continue to increase our sales force to accommodate our strategic objectives.

ETHEX -- OUR TECHNOLOGICALLY DISTINGUISHED GENERIC DRUG BUSINESS

     We established the ETHEX business in 1990 to utilize our portfolio of drug delivery systems to develop and market technologically enhanced generic pharmaceuticals. We believe many of our generic products enjoy higher gross margins than those of other generic manufacturers due to the benefits of our drug delivery systems, our marketing approach and our specialty manufacturing capabilities which enable us to produce pharmaceuticals which are difficult to replicate. For example, we have incorporated our METER RELEASE(R) technology into the only generic equivalent to Norpace(R) CR (Searle), an antiarrhythmic that is taken twice daily. Utilizing our specialty manufacturing expertise and a sublingual delivery system, we also produce and market the first generic alternative to Nitrostat(R) (Parke Davis), used to treat angina. On March 16, 2000 we received FDA approval for the marketing of a generic version of IMDUR(R), which is prescribed for people who may suffer from angina pectoris due to coronary artery disease. We are the first company to receive FDA approval to market all three strengths of this product. According to IMS America, 1999 annual sales for IMDUR(R) were approximately $180 million.

     ETHEX's current product line includes more than 65 products, 75% of which are identified by IMS America as the leading product in their respective generic category. ETHEX's net sales were $77.1 million during the nine months ended December 31, 1999, which represented 71.7% of our total net sales, and have grown at a compounded annual rate of 46.7% from fiscal 1994 to 1999. ETHEX focuses on the therapeutic categories of women's health, cardiovascular, pain management and respiratory.

     WOMEN'S HEALTH CARE. ETHEX currently markets 12 products in its women's health care line, all of which are prescription prenatal vitamins. ETHEX is currently the leading provider of prescription prenatal vitamins in the United States in terms of number of units sold. Included in this line is our Ultra NatalCare(R), which is a generic alternative to the most prescribed prenatal vitamin currently on the market. The women's health care line accounted for approximately 19% of ETHEX's net revenues for the nine months ended December 31, 1999. Products include:

        WOMEN'S HEALTH CARE PRODUCT                            BRANDED ALTERNATIVE
NatalCare(R) CFe 60                                NataFort(R) (Warner Chilcott)
NatalCare(R) PIC Tablets                           Niferex(R) PN (Schwarz Pharma)
NatalCare(R) PIC Forte Tablets                     Niferex(R) PN Forte (Schwarz Pharma)
NatalCare(R) Plus Tablets                          Stuartnatal(R) Plus Tablets (Wyeth-Ayerst)
NatalCare(R) Rx                                    Enfamil(R) Natalins(R) Rx
NataTab(TM) CFe                                    Nestabs(R) CBF (Fielding)
NataTab(TM) FA                                     Nestabs(R) FA (Fielding)
Prenatal MR 90 Fe(TM) Tablets                      Prenate(R) 90 (Sanofi Phafrmaceuticals)
Prenatal MTR with Selenium Tablets                 Materna(R) (Lederle)
Prenatal Rx Tablets                                Natalins(R) Rx (Mead Johnson)
Prenatal Z New Advanced Formula Tablets            Advanced Formula ZENATE(R) (Solvay
                                                   Pharmaceuticals)
Ultra NatalCare(R) Tablets                         Prenate(R) Ultra(TM) (Sanofi
                                                   Pharmaceuticals)

     CARDIOVASCULAR. ETHEX currently markets seven products in its cardiovascular line, including products for anti-angina, antiarrhythmia and potassium supplementation. Included in this category is the generic equivalent to IMDUR(R) Tablets, which was approved by the FDA and launched in March 2000. Our product incorporates our proprietary KV/24(R) technology, which allows it to be administered only once daily. This category also includes our nitroglycerin sublingual tablet, NitroQuick(TM), which was introduced in November 1998 and is the first generic alternative to Nitrostat(R) (Parke-Davis). The cardiovascular line accounted for approximately 39% of ETHEX's net revenues for the nine months ended December 31, 1999. Products include:

           CARDIOVASCULAR PRODUCT                           BRANDED ALTERNATIVE
Disopyramide Phosphate Extended-Release        Bioequivalent to Norpace(R) CR (Searle)
Capsules
Isosorbide 5 Mononitrate Extended-Release      Bioequivalent to IMDUR(R) Tablets (Key
Tabs                                           Pharmaceuticals)
Nitroglycerin Extended-Release Caps(2.5 mg.)   Nitrobid(R) (Marion Merrell Dow)
Nitroglycerin Extended-Release Caps(6.5 mg.)   Nitrobid(R) (Marion Merrell Dow)
Nitroglycerin Extended-Release Caps(9.0 mg.)   Nitrobid(R) (Marion Merrell Dow)
NitroQuick(TM) Sublingual Tablets              Nitrostat(R) (Parke-Davis)
Potassium Chloride Extended-Release Caps       Bioequivalent to Micro-K 10 Extencaps(R)
                                               (Ther-Rx Corporation)

     PAIN MANAGEMENT. ETHEX currently markets 13 products in its pain management line. Included in this line are several controlled substance drugs, such as morphine, hydromorphone and oxycodone capsules, which is the exclusive alternative to OXYIR(TM) capsules (Purdue Pharma). The pain management line accounted for approximately 13% of ETHEX's net revenues for the nine months ended December 31, 1999. Products include:

           PAIN MANAGEMENT PRODUCT                          BRANDED ALTERNATIVE
Enteric Coated Naproxen Delayed-Released Tabs  EC Naprosyn(R) (Hoffmann La Roche, Inc.)
(375 mg.)
Enteric Coated Naproxen Delayed-Release Tabs   EC Naprosyn(R) (Hoffmann La Roche, Inc.)
(500 mg.)
Hydromorphone HCl 2 mg Tablets                 Dilaudid(R) 2 mg (Knoll Laboratories)
Hydromorphone HCl 4 mg Tablets                 Dilaudid(R) 4 mg (Knoll Laboratories)
Ketorolac Tromethamine Tablets                 Toradol(R)(Hoffmann La Roche, Inc.)
Meperdine HCl and Promethazine HCl Caps        Mepergan(R) Fortis Capsules (Wyeth-Ayerst)
Morphine Sulfate Concentrated Oral Solution    Roxanol(TM)/Roxanol(TM) 100 (Roxane
(30 mL)                                        Laboratories); MSIR(R) Oral Solution
                                               Concentrate (Purdue Pharma)
Morphine Sulfate Concentrated Oral Solution    Roxanol(TM)/Roxanol(TM) 100 (Roxane
(120 mL)                                       Laboratories); MSIR(R) Oral Solution
                                               Concentrate (Purdue Pharma)
Morphine Sulfate Concentrated Oral Solution    Roxanol(TM)/Roxanol(TM) 100 (Roxane
(240 mL)                                       Laboratories); MSIR(R) Oral Solution
                                               Concentrate (Purdue Pharma)
Morphine Sulfate IR Tablets (15 mg.)           Roxanol(TM)/Roxanol(TM) 100 (Roxane
                                               Laboratories); MSIR(R) Oral Solution
                                               Concentrate (Purdue Pharma)
Morphine Sulfate IR Tablets (30 mg.)           Roxanol(TM)/Roxanol(TM) 100 (Roxane
                                               Laboratories); MSIR(R) Oral Solution
                                               Concentrate (Purdue Pharma)
Oxycodone HCl Tablets                          Roxicodone(TM) Tablets (Roxane Laboratories)
Oxycodone HCl Capsules                         OXYIR(TM) (Purdue Pharma)

     RESPIRATORY. ETHEX currently markets 24 products in its respiratory line, which consists primarily of cough/cold products. ETHEX is the leading provider on a unit basis of prescription cough/cold products in the United States today. ETHEX markets products in tablet, capsule and liquid form. Two of our current products, Histinex(R) DM, a generic alternative to Polyhistine(R) DM (Sanofi Pharmaceuticals), and Guaifenex(R) G, a generic alternative to DuraTuss(TM) G (UCB Pharma), sell more units than each of their branded counterparts. The cough/cold line accounted for approximately 18% of ETHEX's net revenues for the nine months ended December 31, 1999. Products include:

             RESPIRATORY PRODUCT                            BRANDED ALTERNATIVE
Codeine Phosphate & Guaifenesin Tablets, CIII  Brontex(R) Tablets (Kenwood Therapeutics)
Guaifenex(R) DM Extended-Release Tablets       Humibid(R) DM (Medeva Pharmaceutical);
                                               Fenesin(TM) DM (DJ Pharma)
Guaifenex(R) G Extended-Release Tablets        Duratuss(TM) G (UCB Pharma)
Guaifenex(R) LA Extended-Release Tablets       Humibid(R) LA (Medeva Pharmaceutical);
                                               Fenesin(TM) (DJ Pharma)
Guaifenex(R) PSE 120 Extended-Release Tabs     Duratuss(TM) (UCB Pharma); Zephrex(R) LA
                                               (Sanofi); Entex(R) PSE (DJ Pharma);
                                               Guaimax(R)-D
                                               (Schwarz Pharma)
Guaifenex(R) PPA 75 Extended-Release Tabs      Dura-Vent(R) (DJ Pharma); Sinuvent(TM) (WE
                                               Pharmaceutical)
Guaifenex(R) PSE 60 Extended-Release Tabs      Deconsal(R) II (Medeva Pharmaceutical)
Guaifenex(R) Rx Tablets                        Syn(TM)-Rx Tablets (Medeva Pharmaceutical)
Guaifenex(R) Rx DM Tablets                     Syn(TM)-Rx DM Tablets (Medeva
                                               Pharmaceuticals)
Hista-Vent(R) DA Extended-Release Tablets      Dura-Vent(R)/DA (DJ Pharma); Omnihist(R) LA
                                               (WE Pharmaceutical)
Histinex(R) D Liquid, CIII                     Histussin(R) D (Sanofi Pharmaceuticals)
Histinex(R) DM Liquid                          Poly-Histine(R) DM (Sanofi Pharmaceuticals)
Histinex(R) HC Liquid, CIII                    Histussin(R) HC (Sanofi Pharmaceuticals)
Histinex(R) PV Liquid, CIII                    P-V Tussin(R) (Solvay Pharmaceuticals);
                                               Tussend (Monarch)
Hydrocodone Bitartrate & Guaifenesin Liquid,   Vicodin Tuss(R) (Knoll Pharmaceutical);
CIII                                           CodiClear(R) DH (Schwarz Pharma); Hycotuss(R)
                                               (Endo Labs)
Hydro-Tussin(TM) DM                            Duratuss(TM) DM Elixir (UCB Pharma)
Hydro-Tussin(TM) HD Liquid, CIII               Duratuss(TM) HD Elixir (UCB Pharma)
Pseudovent(TM) Immediate-Release Capsules      Guaifed(R) Capsules (Muro Pharmaceuticals)
Pseudovent(TM)-PED Immediate-Release Caps      Guaifed(R)-PD Capsules (Muro Pharmaceuticals)
Bromfenex(TM) PD Extended-Release Capsules     Bromfed PD(R) Capsules (Muro Pharmaceuticals)
Bromfenex(TM) Extended-Release Capsules        Bromfed(R) Capsules (Muro Pharmaceuticals)
Hista-Vent(R) DA Tablets                       Dura-Vent(R)/DA (Dura Pharmaceuticals);
                                               Omnihist(R) LA (WE Pharmaceuticals)
Quadra-Hist(TM) D Extended-Release Capsules    Poly-Histine-D(R) (Sanofi Pharmaceuticals)
Quadra-Hist(TM) D PED Extended-Release Caps    Poly-Histine-D(R) Ped (Sanofi
                                               Pharmaceuticals)

     OTHER THERAPEUTICS. In addition to our core therapeutic lines, ETHEX markets 11 products in the gastrointestinal, dermatological and general nutritional categories. These categories accounted for approximately 11% of ETHEX's net revenues for the nine months ended December 31, 1999. Products include:

                   PRODUCT                                  BRANDED ALTERNATIVE
GASTROINTESTINAL PRODUCTS
-------------------------
Hyoscyamine Sulfate Extended-Release Tabs      Levbid(TM) (Schwarz Pharma)
(.375 mg)
Hyoscyamine Extended-Release Capsules (.375    Levsinex(R) (Schwarz Pharma)
mg.)
Hyoscyamine Sulfate Oral Tablets (.125 mg.)    Levsin(R) (Schwarz Pharma)
Hyoscyamine Sulfate Sublingual Tablets (.125   Levsin(R)/SL (Schwarz Pharma)
mg.)

DERMATOLOGICAL PRODUCTS
-------------------------
Hydrocortisone and Iodoquinol 1% Cream         Vytone(R) Cream (Dermik Labs)
Hydroquinone 4% Cream                          Eldoquin Forte(R) Cream (ICN Pharmaceuticals)
Hydroquinone 4% Cream with Sunscreen           Solaquin Forte(R) Cream (ICN Pharmaceuticals)

GENERAL NUTRITIONAL PRODUCTS
------------------------------
Anemagen(TM) Soft Gelatin Capsules             Chromagen(R) Soft Gelatin Capsules (Savage
                                               Laboratories)
Anemagen(TM) FA Soft Gelatin Capsules          Chromagen(R) FA Soft Gelatin Capsules (Savage
                                               Laboratories)
Fe-Tinic(TM) 150 Capsules                      Niferex(R)-150 Capsules (Schwarz Pharma)
Fe-Tinic(TM) Forte Capsules                    Niferex(R)-150 Forte Capsules (Schwarz
                                               Pharma)

     ETHEX has a dedicated sales and marketing team. Its outside sales team operates at a national level through six regional account managers and two national account managers. The outside sales force calls on wholesalers and distributors, and national drugstore chains, as well as hospitals, nursing homes, and mail order firms. This outside sales team is supported by an 18-member inside sales force that calls independent pharmacies to create pull-through at the wholesale level. ETHEX's goal is to provide customers with a broad product line of quality products at competitive prices with high levels of customer service.

PARTICLE DYNAMICS, INC. -- OUR VALUE-ADDED RAW MATERIAL BUSINESS

     Particle Dynamics develops and markets specialty raw material product lines for the pharmaceutical, nutritional, food and personal care industries. Its products include value-added chemical, vitamin or mineral raw materials that provide benefits such as improved taste, enhanced product stability or a more efficient manufacturing process. Particle Dynamics currently offers three distinct lines of specialty raw material products:

          DESCOTE(R) is a family of microencapsulated tastemasked vitamins and minerals for use in chewable nutritional products and children's vitamins. This product is incorporated in Centrum(R) and Centrum Jr.(R) vitamins (American Home Products Corporation); and Flintstones(R), Bugs Bunny(R) and One-a-Day(R) vitamins (Bayer Consumer Products).

          DESTAB(TM) is a family of direct compression products that enables pharmaceutical manufacturers to produce tablets and caplets more efficiently. This product is incorporated in Di-gel(R) (Schering Consumer Health); Maalox Quick Dissolve(R) (Novartis Consumer Health); Tylenol P.M.(R) and Mylanta(R) gelcaps (Johnson & Johnson Merck Consumer Products); Centrum(R) and Centrum Jr.(R) vitamins (American Home Products Corporation); and Flintstones(R), Bugs Bunny(R) and One-a-Day(R) vitamins (Bayer Consumer Products).

          MicroMask(TM) is a family of products designed to alleviate problems associated with swallowing tablets. This is accomplished by offering superior tasting chewable or quick dissolving dosage forms of medication. This product is incorporated in Triaminic Soft Chew(R) (Novartis Consumer Health); Children's Sudafed(R) (Warner Lambert). In addition, we use MicroMask(TM) technology in PreCare(R)

     Prenatal caplet, PreCare(R) Chewables, and PreCare(R) Conceive(TM), all of which are marketed by Ther-Rx.

STRATEGY

     Our goal is to enhance our position as a leading specialty pharmaceutical company that utilizes our expanding drug delivery expertise to bring technologically distinguished brand name and generic products to market. Our strategy incorporates the following key elements:

     CAPITALIZE ON ACQUISITION OPPORTUNITIES. Ther-Rx plans to actively seek acquisition opportunities similar to Micro-K(R) and PreCare(R) around which we can build franchises. We believe that consolidation among large pharmaceutical companies, coupled with cost-containment pressures, has increased the level of sales necessary for an individual product to justify active marketing and promotion. This has led large pharmaceutical companies to focus their marketing efforts on drugs with higher volume sales, newer or novel drugs which have the potential for high volume sales and products which fit within core therapeutic or marketing priorities. As a result, major pharmaceutical companies increasingly have sought to divest small or non-strategic product lines, which can be profitable for specialty pharmaceutical companies like us to manufacture and market.

     In making acquisitions, we apply several important criteria in our decision making process. We seek products with the following attributes:

     - maintenance drugs which require continual use over a long period of time, as opposed to more limited use products for acute indications;

     - products which we believe have relevance for treatment of significant clinical needs;

     - products which are predominantly prescribed by physician specialists, which can be cost effectively marketed by our focused sales force; and

     - products which we believe have potential for technological enhancements and line extensions.

     INTERNALLY DEVELOP BRAND NAME PRODUCTS. We apply our existing drug delivery technologies, research and development and manufacturing expertise to introduce new products which can expand our existing franchises. In making internal product development decisions, we apply similar criteria as we do with acquisition opportunities. Since October 1999, we have successfully introduced three internally developed brand name products, including PreCare(R) Chewables, PremesisRx(TM) and PreCare(R) Conceive(TM). These products incorporate our proprietary oral extended release and tastemasking technologies. We plan to continue to use our research and development, manufacturing and marketing expertise to create unique brand name products within our core therapeutic areas.

     PURSUE ATTRACTIVE GROWTH OPPORTUNITIES WITHIN THE GENERIC INDUSTRY. We intend to continue to introduce generic counterparts to drugs whose patents have expired. When patents no longer protect a branded product, opportunities exist for ETHEX to introduce generic counterparts to branded products. Such generic or off-patent pharmaceutical products are therapeutically equivalent to their branded counterparts and are generally sold at significantly lower prices than the branded product. Accordingly, off-patent pharmaceuticals provide a safe, effective and cost-efficient alternative to users of branded products. We believe the health care industry will continue to support growth in the generic pharmaceutical market. Over the next five years patent protected pharmaceuticals with sales of more than $20 billion will lose patent protection. We believe that industry trends also favor generic product expansion into the managed care, long-term care and government contract markets. We further believe that our competitively priced, technologically distinguished generic products can fulfill the increasing need of these markets to contain costs and improve patient compliance.

     FOCUS SALES EFFORTS ON HIGH VALUE NICHE MARKETS. We focus our sales efforts on niche markets where we believe we can target a relatively narrow physician audience. Because our products are sold to specialty physician groups that can be reached with a smaller sales force, we believe we will be able to staff adequately for these needs. We plan to continue to build our sales force significantly to expand our coverage of frequent prescribers of our products and as we acquire additional branded pharmaceutical products. We currently have approximately 110 sales representatives marketing our branded pharmaceuti-cal products in the United States. Our sales force is highly experienced in marketing branded pharmaceutical products, with at least two-thirds of the sales force having previous sales experience in the pharmaceutical industry. We believe it is unique for a specialty pharmaceutical company to hire experienced pharmaceutical sales representatives as the substantial majority of its sales force, but we believe it is an important strategy for us to employ, as it increases sales representative effectiveness at an earlier stage. We expect to add approximately 50 sales representatives over the next several months, which will enhance our national coverage.

     ADVANCE EXISTING AND DEVELOP NEW DRUG DELIVERY TECHNOLOGIES. We expect to continue to develop our drug delivery technologies and have identified various technologies with substantial growth potential, such as systems for the oral delivery of bioactive peptides and proteins through the mucosal tissues of the esophagus and upper lung. Existing delivery technologies for bioactive peptides and proteins are limited to injection or infusion. We believe our delivery platform technology has unique breadth and depth, with 15 proprietary drug delivery systems in four distinct delivery areas. These technologies have enabled us to create innovative products, such as our tastemasking and controlled release systems which are incorporated into our prenatal vitamins, providing them with attributes superior to other products on the market.

OUR PROPRIETARY DRUG DELIVERY TECHNOLOGIES

     We have a long history of developing drug delivery technologies. In the 1950's, we received what we believe to be the first patents for sustained release delivery systems which enhance the effectiveness of pharmaceutical products. We have developed and patented 15 drug delivery and formulation technologies in four principal areas: oral controlled release; tastmasking; oral and topical site specific; and quick dissolving. We will continue to invest our resources in the development of new technologies. The following describes our principal drug delivery technologies.

     ORAL EXTENDED/DELAYED RELEASE TECHNOLOGIES. Our oral extended/delayed release technologies are tailored to the desired release profile for a given drug. The release profile is dependent on many parameters, such as drug solubility, protein binding and site of absorption. We utilize and apply our extended/delayed release technologies to develop and apply the appropriate delivery system. Our technologies include:

-----------------------------------------------------------------------------------------
       ORAL
 EXTENDED/DELAYED                                  COMMERCIALIZED            STAGE OF
RELEASE TECHNOLOGY       FUNCTIONALITY                PRODUCTS              DEVELOPMENT
-----------------------------------------------------------------------------------------
 KV/24(R)           Multi-particulate drug     Isosorbide-5               Commercialized;
                    delivery system that       Mononitrate Extended       patents issued
                    encapsulates one or        Release Tablets
                    more compounds into
                    particles that release
                    over an 18-to 24-hour
                    period
 METER RELEASE(R)   Drug delivery system       Utilized in 27 ETHEX       Commercialized
                    for products that          products; Pain
                    require release over an    Management product
                    8- to 12-hour period       (marketed in Canada)
 MICRO RELEASE(R)   Drug delivery system       Utilized in 10 ETHEX       Commercialized
                    that employs smaller       products
                    particles than KV/24(R)
                    or Meter Release(R),
                    where precise release
                    profiles are less
                    important
-----------------------------------------------------------------------------------------

     TASTEMAKING TECHNOLOGIES. Our tastemaking technologies improve the taste of unpleasant drugs. We have developed numerous platforms for our technologies, including liquid, chewable and dry powder formulations. Our technologies include:

-------------------------------------------------------------------------------------------
TASTEMASKING                                       COMMERCIALIZED              STAGE OF
 TECHNOLOGY          FUNCTIONALITY                    PRODUCTS               DEVELOPMENT
-------------------------------------------------------------------------------------------
 LIQUETTE(R)   Liquid suspension             Signal Green (marketed in     Commercialized;
               applications for both         Japan)                        patents issued
               immediate and extended
               release requirements
 Flavor        Tastemasking system for       Utilized in 12 ETHEX          Commercialized;
   Tech(TM)    liquid dosage forms           Cough/Cold liquid             patent issued
                                             preparations
               Tastemasking system for       PreCare(R) Chewables;         Commercialized;
MicroMask(TM)  sachets and chewable,         PreCare(R) Conceive(TM)       patents issued
               quick dissolving or
               effervescent tablets
-------------------------------------------------------------------------------------------

     SITE RELEASE(R) TECHNOLOGIES. Our SITE RELEASE(R) drug delivery systems rely on bioadhesion to body tissues, coupled with controlled release of the drug agent. Products incorporating SITE RELEASE(R) technologies are designed to adhere to wet living tissues yet are minimally affected by the presence of moisture. Each of the SITE RELEASE(R) technologies is individually tailored to optimize drug delivery for oral, topical or a specific orificial use. Our technologies include:

-------------------------------------------------------------------------------------------
     SITE
  RELEASE(R)                                 COMMERCIALIZED                STAGE OF
  TECHNOLOGY         FUNCTIONALITY              PRODUCTS                 DEVELOPMENT
-------------------------------------------------------------------------------------------
 DermaSite(TM)   Delivery of drugs        Dermarin-L (marketed     Commercialized; patent
                 through topical          in Japan)                issued
                 applications to the
                 skin
 VagiSite(TM)    Delivery of              Expect to begin          Developed; patents
                 one-dose-to-cure         marketing 2nd quarter    issued
                 dosage forms to the      2000
                 vaginal vault
 OraSite(R)      Localized delivery of             --              Under development;
                 solid oral dosage                                 patents issued
                 form applications
 OraSert(TM)     Continued delivery of             --              Under development;
                 solid oral dosage                                 patents issued
                 form applications
 BioSert(R)      Local and systemic                --              Developed; patent issued
                 delivery of drugs for
                 vaginal or rectal
                 administration
 Trans-EP(TM)    Delivery of drug                  --              Under development;
                 substance via                                     patents issued
                 bioadhesive film
                 deposited on the
                 surface of the
                 esophagus, oral
                 mucosa or pharnyx
 PulmoSite(TM)   Delivery through                  --              Under development;
                 inhalation of drugs                               patent pending
                 that are destroyed by
                 stomach pH or enzymes
-------------------------------------------------------------------------------------------

(table continued on next page)

-------------------------------------------------------------------------------------------
     SITE
  RELEASE(R)                                 COMMERCIALIZED                STAGE OF
  TECHNOLOGY         FUNCTIONALITY              PRODUCTS                 DEVELOPMENT
-------------------------------------------------------------------------------------------
 OcuSite(TM)     Delivery of drugs                 --              Under development;
                 through topical                                   patent pending
                 application to the
                 eye
-------------------------------------------------------------------------------------------

     QUICK DISSOLVING TECHNOLOGY. Our OraQuick(TM) system is a quick-dissolving tablet technology that exhibits the ability to tastemask, yet dissolves in the mouth in a matter of seconds. Most other quick-dissolving technologies offer either quickness at the expense of poor tastemasking or excellent tastemasking at the expense of quickness. Our technologies include:

--------------------------------------------------------------------------------------------
QUICK DISSOLVING                                 COMMERCIALIZED              STAGE OF
   TECHNOLOGY          FUNCTIONALITY                PRODUCTS                DEVELOPMENT
--------------------------------------------------------------------------------------------
 OraQuick(TM)      Quick dissolving                    --              Under development;
                   tablet that utilizes                                patent pending
                   the FlavorTech(TM) and
                   MicroMask(TM)
                   technologies
--------------------------------------------------------------------------------------------

SALES AND MARKETING

     Ther-Rx has a national sales and marketing infrastructure which includes more than 110 sales representatives dedicated to promoting and marketing our branded pharmaceutical products to targeted physician specialists, such as obstetricians for our PreCare(R) products and cardiologists for our Micro-K(R) product. By targeting physician specialists, we can compete successfully without the need to build a large sales force. We also have a national sales management team, as well as a sales team dedicated to managed care and trade accounts. In addition, we expect to add approximately 50 sales representatives over the next several months, which will enhance our national coverage.

     We seek to increase the sales of our branded pharmaceutical products through physician sales calls and promotional efforts, including sampling, advertising and direct mail. For acquired branded products, we generally increase the level of physician sales calls and promotion relative to the previous owner. For example, with Micro-K(R) we have significantly increased our sales effort with cardiologists and high potassium-prescribing internists. We have applied a similar strategy to the PreCare(R) prenatal sales efforts, where we have increased the level of physician sales calls and sampling to the highest prescribers of prenatal vitamins. We also have enhanced our PreCare(R) brand franchise by launching three more line extensions to address unmet needs, including the launch of PreCare(R) Chewables, Premesis Rx(TM) and PreCare(R)Conceive(TM). By offering multiple products to the same group of physician specialists, we are able to maximize the effectiveness of our experienced sale force.

     ETHEX has a 26-member sales and marketing team, which includes an outside sales team of six regional account managers, two national account managers and an 18-member inside sales team. The eight outside sales managers call on wholesalers and distributors and national drugstore chains, as well as hospitals, nursing homes, independent pharmacies and mail order firms. The inside sales team calls independent pharmacies to create pull-through at the wholesale level. ETHEX's marketing strategy is to provide customers with a broad product line of quality products at competitive prices with high levels of customer service.

     Particle Dynamics has a specialized technical sales group of four managers who call on the leading companies in the pharmaceutical, nutritional, food and personal care markets in the United States. We also have a network of international distributors that provide additional sales coverage in more than 50 countries in Europe, the Pacific Rim, South America and North America.

RESEARCH AND DEVELOPMENT

     Our research and development activities include the development of new and next generation drug delivery technologies, the formulation of brand name proprietary products and the development of technologically distinguished generic versions of previously approved brand name pharmaceutical products. As of March 24, 2000, approximately 60 of our employees were engaged in research and development activities. In fiscal 1997, 1998 and 1999, and the nine months ended December 31, 1999, total research and development expenses were $4.8 million, $5.8 million, $6.9 million and $6.0 million, respectively.

     Ther-Rx currently has nine products focused on women's health in its research and development pipeline at various stages of development. We believe we have the technological expertise required to develop unique products that provide benefits to meet currently unmet needs in the area of women's health. Four of these products are expected to be marketed in fiscal 2001. The products presently under development are targeted to markets which are estimated to exceed $500 million annually.

     ETHEX currently has more than 35 products in its research and development pipeline at various stages of development and exploration. Our development process consists of formulation, development and laboratory testing, and where required (1) preliminary bioequivalency studies of pilot batches of the manufactured product, (2) full scale bioequivalency studies using commercial quantities of the manufactured product and (3) submission of an abbreviated new drug application, or ANDA, to the FDA. We believe, unlike many generic drug companies, we have the technical expertise required to develop generic substitutes to the hard-to-copy branded pharmaceutical products. The products presently under development are targeted to markets which are estimated to exceed $4.2 billion annually. We currently have five ANDAs and one new drug application, or NDA, filed with the FDA awaiting approval.

     Particle Dynamics currently has more than 15 products in its research and development pipeline at various stages of development. Particle Dynamics applies its technologies to a diverse number of active and inactive chemicals for more efficient processing of materials to achieve benefits such as prolonged action of release, tastemasking, making materials more site specific for use and other benefits. Typically, the finished products into which the specialty raw materials are incorporated do not require FDA approval. We expect to market a number of new specialty raw material products in fiscal 2001.

     We continually apply our scientific and development expertise to refine and enhance our existing drug delivery systems and formulation technologies and to create new technologies that may be used in our drug development programs. Certain of these technologies, which currently are in the developmental stage, include advanced oral controlled-release systems, quick dissolving oral delivery systems (with and without tastemasking characteristics) and transesophageal and intrapulmonary delivery technologies.

PATENTS AND PROPRIETARY RIGHTS

     Our policy is to file patent applications in appropriate situations to protect and preserve, for our own use, technology, inventions and improvements that we consider important to the development of our business. We currently hold domestic and foreign issued patents expiring 2001 through 2018 relating to our controlled release, site-specific, quick dissolve and tastemasking technologies. A substantial portion of our patents begin to expire after 2007. We have been granted 22 U.S. patents and have 15 U.S. patent applications pending. In addition, we have 28 foreign issued patents and a total of 11 patent applications pending in Canada, Europe, Australia, Japan and South Korea.

     Our success will also depend to a significant extent on our ability to obtain and enforce patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. Because the pharmaceutical field is crowded and a substantial number of patents have been issued and because the patent position of pharmaceutical companies can be highly uncertain and frequently involves complex legal and factual questions, the breadth of claims allowed in patents relating to pharmaceutical applications or their enforceability cannot be predicted. To the extent we endeavor to protect our inventions outside the United States, statutory differences in patentable subject matter may limit the protection we can obtain. For example, methods of treating humans are not patentable in many countries outside of the United States. These and other issues may prevent us from obtaining patent protection outside of the United States.

     The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in the United States or abroad. Consequently, we do not know whether any of our pending or future patent applications will result in the issuance of patents or, to the extent patents have issued or will issue, whether the patents will be subjected to further proceedings limiting their scope, and whether they will provide significant proprietary protection or competitive advantage, or will be circumvented or invalidated. In addition, because patent applications in the United States are currently maintained in secrecy until patents issue and patent applications in certain other countries generally are not published until more than 18 months after they are first filed, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we or any licensor was the first creator of inventions covered by pending patent applications or that we or any licensor were the first to file patent applications on such inventions. Furthermore, patents already issued to us or our pending applications may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in interference proceedings in the U.S. Patent Office, or opposition proceedings in a foreign country.

     We also rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain our competitive position. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot assure that these agreements will not be breached. We also cannot be certain that we will have adequate remedies for any breach. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Others may acquire or independently develop similar technology or, if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets.

     We currently hold 48 trademarks and have also applied for trademark protection for the trade names of our proprietary controlled-release, tastemasking, site-specific and quick dissolve technologies. We intend to continue to trademark new technology and product names as they are developed.

     We may be required to defend against charges of infringement of patent or proprietary rights of third parties. Such defense could require us to incur substantial expense and to divert significant effort of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties. Although patent and intellectual property disputes in the pharmaceutical product area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on acceptable terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products. Litigation may also be necessary to enforce our patents against others or to protect our know-how or trade secrets. Such litigation could result in substantial expense and there cannot be assurance that any litigation will be resolved in our favor.

MANUFACTURING AND FACILITIES

     We believe that our administrative, research, manufacturing and distribution facilities are an important factor in achieving our long-term growth objectives. All facilities, aggregating approximately 400,000 square feet, are located in the St. Louis area. We own approximately 300,000 square feet, with the balance under various leases at pre-determined rates under agreements expiring from 2001 through 2012, subject in most cases to renewal at our option. We believe the facilities are suitable for the purposes for which they are used and adequate to meet our needs for at least the next 18 months.

COMPETITION

     We compete with many specialty pharmaceutical companies for product and product line acquisitions. These competitors include King Pharmaceuticals, Inc., Jones Medical Industries, Inc., ICN Pharmaceuticals, Inc., Watson
Pharmaceuticals, Inc. and other companies that also acquire branded pharmaceutical product lines from other pharmaceutical companies. These competitors may have substantially greater financial and managerial resources than we do. Accordingly, our competitors may succeed in product line acquisitions that we desire.

     Our branded pharmaceutical products may also be subject to competition from alternate therapies during the period of patent protection and thereafter from generic equivalents. In addition, our generic pharmaceutical products may be subject to competition from pharmaceutical companies engaged in the development of alternatives to the generic products we offer or of which we undertake development. Our competitors may develop generic products that are more effective or commercially attractive than our current or future products, thereby rendering our corresponding products less attractive. In our specialty pharmaceutical businesses, we compete primarily on the basis of product efficacy, breadth of product line and price.

     We also compete with drug delivery companies engaged in the development of alternative drug delivery systems. We are aware of a number of companies currently seeking to develop new non-invasive drug delivery systems, including oral delivery and transmucosal systems. Many of these companies may have greater research and development capabilities, experience, manufacturing, marketing, financial and managerial resources than we do. Accordingly, our competitors may succeed in developing competing technologies, obtaining FDA approval for products or gaining market acceptance more rapidly than we do.

GOVERNMENT REGULATION

     All pharmaceutical manufacturers are subject to extensive regulation by the federal government, principally the FDA, and, to a lesser extent, by state, local and foreign governments. The Federal Food, Drug and Cosmetic Act, or FDCA, and other federal statutes and regulations govern or influence, among other things, the development, testing, manufacture, safety, labeling, storage, recordkeeping, approval, advertising, promotion, sale and distribution of pharmaceutical products. Pharmaceutical manufacturers are also subject to certain record keeping and reporting requirements, establishment registration and product listing, and FDA inspections.

     With respect to any non-biological "new drug" product with active ingredients not previously approved by the FDA, a prospective manufacturer must submit a full NDA, including complete reports of preclinical, clinical and other studies to prove the product's safety and efficacy. A full NDA may also need to be submitted for a drug product with a previously approved active ingredient if, among other things, the drug will be used to treat an indication for which the drug was not previously approved, or if the abbreviated procedure discussed below is otherwise not available. A manufacturer intending to conduct clinical trials in humans for a new drug may be required first to submit a Notice of Claimed Investigational Exception for a New Drug, or IND, to the FDA containing information relating to preclinical. and clinical studies. INDs and full NDAs may be required to be filed to obtain approval of certain of our products, including those that do not qualify for abbreviated application procedures. The full NDA process, including clinical development and testing, is expensive and time consuming.

     The Drug Price Competition and Patent Restoration Act of 1984, known as the Waxman-Hatch Act, established ANDA procedures for obtaining FDA approval for generic versions of many non-biological drugs for which patent or marketing exclusivity rights have expired and which are bioequivalent to previously approved drugs. "Bioequivalence" for this purpose, with certain exceptions, generally means that the proposed generic formulation is absorbed by the body at the same rate and extent as a previously approved "reference drug." Approval to manufacture these drugs is obtained by filing abbreviated applications, such as ANDAs. As a substitute for clinical studies, the FDA requires data indicating the ANDA drug formulation is bio-equivalent to a previously approved reference drug among other requirements. Analogous abbreviated application procedures apply to antibiotic drug products that are bio-equivalent to previously approved antibiotics. The advantage of the ANDA approval mechanism, compared to an NDA, is that an ANDA applicant is not required to conduct preclinical and clinical studies to demonstrate that the product is safe and effective for its intended use and may rely, instead, on studies demonstrating bio-equivalence to a previously approved reference drug.

     In addition to establishing ANDA approval mechanisms, the Waxman-Hatch Act fosters pharmaceutical innovation through such incentives as non-patent exclusivity and patent restoration. The Act provides two distinct exclusivity provisions that either preclude the submission or delay the approval of an abbreviated new drug application. A five-year exclusivity period is provided for new chemical compounds, and a three-year marketing exclusivity period is provided for changes to previously approved drugs which are based on new clinical investigations essential to the approval. The three-year marketing exclusivity period may be applicable to the approval of a novel drug delivery system. The marketing exclusivity provisions apply equally to patented and non-patented drug products. These provisions do not delay or otherwise affect the approvability of full NDAs even when effective ANDA approvals are not available. For drugs covered by patents, patent extension may be provided for up to five years as compensation for reduction of the effective life of the patent resulting from time spent in conducting clinical trials and in FDA review of a drug application.

     There has been substantial litigation in the biomedical, biotechnology and pharmaceutical industries with respect to the manufacture, use and sale of new products that are the subject of conflicting patent rights. One or more patents cover most of the proprietary products for which we are developing generic versions. When we file an ANDA for such drug products, we will, in most cases, be required to certify to the FDA that any patent which has been listed with the FDA as covering the product is invalid or will not be infringed by our sale of our product. Alternatively, we could certify that we would not market our proposed product until the applicable patent expires. A patent holder may challenge a notice of noninfringement or invalidity by filing suit for patent infringement, which would prevent FDA approval until the suit is resolved or until at least 30 months has elapsed (or until the patent expires, whichever is earlier). Should any entity commence a lawsuit with respect to any alleged patent infringement by us, the uncertainties inherent in patent litigation would make the outcome of such litigation difficult to predict.

     In addition to marketing drugs which are subject to FDA review and approval, we market products under (a) certain "grandfather" clauses of the FDCA that exempt certain categories of drugs from some or all pre-market approval requirements, and (b) additional statutory and regulatory exceptions from pre-market approval requirements that apply to certain drug products that fall outside of the legal definition of a "new drug". A determination as to whether a particular product does or does not require pre-market NDA or ANDA approval can involve numerous complex considerations. The FDA has published a Compliance Policy Guide that recognizes the marketing of certain categories of drug products without an approved NDA or ANDA as long as those products are not significantly different in formulation than products marketed before November 13, 1984. With respect to such products, any enforcement action initiated by the FDA would typically affect all similarly situated products at the same time and in a similar manner. If a product is significantly different from all products marketed before November 13, 1984 or falls outside of the scope of the Compliance Guide or raises significant new questions of safety or effectiveness, however, the FDA could make a determination whether or not the new drug provisions are applicable to it without first implementing the procedures called for by the policy guide and could single out the product for immediate regulatory action, including seizure or injunction against further marketing. We list all of our marketed drug products, as required, with the FDA. We believe that each of our generic products which has been marketed without FDA approval qualifies for deferral of regulatory action under the Compliance Policy Guide or under other agency policies. The FDA has initiated no regulatory or judicial proceeding to prevent the marketing of any of these products. However, if a determination is made by the FDA that a particular drug requires an approved NDA or ANDA, we may be required to cease distribution of the product until such approval is obtained.

     In addition to obtaining pre-market approval of our products, we are required to maintain all facilities in compliance with the FDA's current Good Manufacturing Practices, or cGMP. In addition to compliance with cGMP each pharmaceutical manufacturer's facilities must be registered with the FDA. Manufacturers must also be registered with the Drug Enforcement Administration, or DEA, and similar state and local regulatory authorities if they handle controlled substances, and with the Environmental Protection Agency, or EPA, and similar state and local regulatory authorities if they generate toxic or dangerous wastes. Noncompliance with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production and distribution, refusal of the government to enter into supply contracts or to approve NDA's, ANDA's or other applications and criminal prosecution. The FDA also has the authority to revoke for cause drug approvals previously granted.

     Approximately seven years ago, following an FDA inspection, we were found not to be in compliance with current cGMP requirements. Part of our inventory was subjected to seizure, and shipment of certain products was stopped. In addition, we were placed on the FDA's Application Integrity Policy, or AIP list. As long as a company remains on this list, FDA defers substantive review of any ANDA or NDA submitted by the company. Also, an investigation of K-V by United States prosecutors was started.

     Prior to and in connection with these actions, we made substantial changes in the facilities and procedures used to make and test our products. We entered into a consent decree in June 1993 which provided for the release of the seized products and for FDA review and release of newly manufactured products for sale.

     In 1995, our facilities were re-inspected by the FDA and found to be in substantial compliance with cGMP. Also, in 1995 the U.S. attorney's investigation of us ended with a plea agreement, whereby we agreed to plead guilty to 4 misdemeanor violations of the FDCA and to pay a $600,000 fine. The misdemeanor plea agreement was not based on any evidence of fraud or felony.

     In 1998 we were removed from the AIP list and FDA resumed substantive review of our newly submitted ANDAs and NDAs. In March 2000, we received our first approval of an ANDA submitted in 1998.

     The requirements of cGMP are complex, are subject to interpretation and can change over time. We believe that we now have in place all procedures necessary to comply with cGMP requirements, and to quickly spot and correct any deviations from those requirements. However, there can be no assurance that such deviations will not occur in the future.

     The Prescription Drug Marketing Act, or PDMA, which amended various sections of the FDCA, requires, among other things, state licensing of wholesale distributors of prescription drugs under federal guidelines that include minimum standards for storage, handling and record keeping. It also imposes detailed requirements on the distribution of prescription drug samples as those distributed by the Ther-Rx sales force. The PDMA sets forth substantial civil and criminal penalties for violations of these and other provisions.

     For international markets, a pharmaceutical company is subject to regulatory requirements, inspections and product approvals substantially the same as those in the United States. In connection with any future marketing, distribution and license agreements that we may enter, our licensees may accept or assume responsibility for such foreign regulatory approvals. The time and cost required to obtain these international market approvals may be greater or lesser than those required for FDA approval.

     Product development and approval within this regulatory framework takes a number of years, involves the expenditure of substantial resources and is uncertain. Many drug products ultimately do not reach the market because they are not found to be safe or effective or cannot meet the FDA's other regulatory requirements. In addition, there can be no assurance that the current regulatory framework will not change or that additional regulation will not arise at any stage of our product development that may affect approval, delay the submission or review of an application or require additional expenditures by us. There can be no assurance that we will be able to obtain necessary regulatory clearances or approvals on a timely basis, if at all, for any of our products under development, and delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business.

EMPLOYEES

     As of March 27, 2000, we employed a total of 637 employees. We are party to a collective bargaining agreement that expires on May 1, 2001 and covers 111 employees. We believe that our relations with our employees are good.

LEGAL PROCEEDINGS

     From time to time, we become involved in various legal matters that we consider to be in the ordinary course of business. While we are not presently able to determine the potential liability, if any, related to such matters, we believe none of such matters, individually or in the aggregate, will have a material adverse effect on our financial position.

                                   MANAGEMENT

     The following table sets forth certain information with respect to our directors, executive officers and certain key employees:

NAME                                        AGE                         POSITION
----                                        ---                         --------
Victor M. Hermelin........................  86     Chairman of the Board
Marc S. Hermelin..........................  58     Vice Chairman of the Board and Chief Executive
                                                   Officer
Alan G. Johnson...........................  65     Senior Vice President, Strategic Planning and
                                                   Corporate Growth, Secretary and Director
Michael S. Anderson.......................  51     President and Chief Executive Officer, Ther-Rx
                                                   Corporation
Philip J. Vogt............................  48     President, ETHEX Corporation
Raymond F. Chiostri.......................  64     Chairman, President and Chief Executive Officer,
                                                   PDI
Gerald R. Mitchell........................  60     Vice President and Treasurer
Richard H. Chibnall.......................  44     Vice President, Finance
Mitchell I. Kirschner.....................  53     Vice President, New Business Development
R. Saul Levinson, Ph.D....................  57     Vice President, Discovery Research
Sarah R. Weltscheff.......................  47     Vice President, Investor Relations
Catherine M. Biffignani...................  44     Investor Relations Director
Garnet E. Peck, Ph.D......................  69     Director
Norman D. Schellenger.....................  70     Director

     Victor M. Hermelin is the father of Marc S. Hermelin and father-in-law of Mitchell I. Kirschner.

     The following paragraphs contain biographical information about our directors, executive officers and certain key employees.

     Victor M. Hermelin, our founder, served as our President from 1942 until 1972, at which time he assumed the position of Chairman of the Board. In 1978, Mr. Hermelin retired from full-time employment and entered into a consulting arrangement with us. Mr. Hermelin holds a Bachelor of Science degree in Chemical Engineering from Washington University.

     Marc S. Hermelin joined us in 1973 and served as our Vice President, Planning until 1975 when he assumed the position of Vice Chairman of the Board and Chief Executive Officer. Mr. Hermelin attended Washington University School of Business.

     Alan G. Johnson joined us as our Secretary and a member of our Board of Directors in 1975. In 1999, Mr. Johnson became our Senior Vice President, Strategic Planning and Corporate Growth. Prior to joining us in 1999, Mr. Johnson was Chairman and Chief Executive Officer of Johnson Research and Capital, Inc., an investment banking firm. From 1976 through 1998, Mr. Johnson was a senior member of the law firm of Gallop, Johnson & Neuman, L.C. and its predecessor partnerships. Mr. Johnson is a Chartered Financial Analyst and holds a J.D. from St. Louis University Law School and B.S. and M.S. degrees in Finance from the University of Illinois. Mr. Johnson is also a director of Siboney Corporation.

     Michael S. Anderson joined us in 1994 and served as President and Chief Executive Officer of ETHEX until February 2000 when he assumed the position of President and Chief Executive Officer, Ther-Rx Corporation. From 1988 to 1994, Mr. Anderson served as Vice President of Sales of Schein Pharmaceutical, a marketer of generic pharmaceutical products. From 1971 to 1988, Mr. Anderson was employed by A. H. Robins, a pharmaceutical company, where he was promoted to the position of Vice President Sales, Medical Instruments Division. Mr. Anderson holds a Bachelor of Arts degree from the University of Georgia.

     Philip J. Vogt joined us in 1995 as National Sales Manager for ETHEX Corporation and served in that position until 1996 when he was promoted to Vice President, Marketing for ETHEX Corporation. Since February 2000, Mr. Vogt has served as the President of ETHEX Corporation. Before that, Mr. Vogt held sales, sales management and marketing positions for Schein Pharmaceutical. Mr. Vogt holds a Bachelor of Science degree in Business from Louisiana State University.

     Raymond F. Chiostri joined us in 1987 and served as our Group President, Pharmaceutical Division until 1995 when he assumed the position of President and Chief Executive Officer of PDI. He also serves as the Chairman of PDI. Mr. Chiostri holds a Bachelor of Science degree in Chemistry from the University of Illinois.

     Gerald R. Mitchell joined us in 1981 and became our Vice President, Treasurer in March 2000. Prior to that time, he served as our Vice President, Finance. Mr. Mitchell holds a Bachelor of Science degree in Commerce and Finance from St. Louis University, and he received his CPA certification in 1970.

     Richard H. Chibnall joined us in 1996 as Corporate Controller and was appointed Vice President, Finance in March 2000. Before that, he served as the Director of Finance for the sales and marketing division of Pet, Inc. Mr. Chibnall holds a Bachelor of Arts degree in Economics and a Masters of Business Administration degree from Washington University.

     Mitchell I. Kirschner joined us in 1976 and since 1983 has served as our Vice President, New Business Development. Before that he served the Company in a variety of research and business development positions. Mr. Kirschner holds a Bachelors degree in Zoology and Microbiology from Tel Aviv University.

     R. Saul Levinson, Ph.D., joined us in 1991 and has served as our Vice President, Discovery Research since that time. From 1987 to 1991, Dr. Levinson was a Principal in Medi-Ventures, a venture capital firm specializing in investments in health care companies. From 1982 to 1987, Dr. Levinson served as Manager, Drug Delivery Ventures for Abbott Laboratories, a pharmaceutical company. Dr. Levinson holds a Bachelor of Science degree in Pharmacy, a Master of Science degree in Physical Pharmacy and a Doctorate in Physical Pharmacy from the University of Illinois at Chicago.

     Sarah R. Weltscheff joined us in 1978 and served as the Director of Recruitment and Training. She has served as the Vice President of Investor Relations and Corporate Communications since 1986. Prior to joining us, Ms. Weltscheff worked in education, politics and government. She holds a Bachelor of Arts degree in History from Iowa State University and a Masters of Education degree in Counseling and Personnel Services from the University of Missouri.

     Catherine M. Biffignani joined us in 1983 and has served as our Manager and most recently as the Director of Investor Relations and Corporate
Communications. Prior to joining us, Ms. Biffignani held positions in the marketing area of the Anheuser-Busch Companies.

     Garnet E. Peck, Ph.D., joined us as a member of our Board of Directors in 1994. Dr. Peck has served as a Professor of Industrial Pharmacy and as the Director of the Industrial Pharmacy Laboratory for the Purdue University School of Pharmacy and Pharmacal Sciences since 1967. Dr. Peck has also served as an expert consultant to the FDA and as a Consultant to the pharmaceutical industry for approximately 26 years. Dr. Peck received his Bachelor of Science degree in Pharmacy from Ohio Northern University and his Masters of Science and Doctorate degrees in Industrial Pharmacy from Purdue University.

     Norman D. Schellenger joined us as a member of our Board of Directors in 1998. Mr. Schellenger brings to our Board over 35 years of sales, marketing and general management experience and expertise in the pharmaceutical industry. This includes 29 years with A. H. Robins, a pharmaceutical company where, among other positions, he served as General Manager of its prescription pharmaceutical businesses and as President of Whitby Pharmaceuticals. He retired in 1997. Mr. Schellenger has also been a member of the Board of Directors of the National Pharmaceutical Council. Mr. Schellenger holds a Bachelor of Arts degree from Duke University.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of our Class A common stock and Class B common stock as of March 24, 2000 and as adjusted to reflect the sale by our company and the selling stockholders of the shares of common stock offered by this prospectus by:

     - each person we know to be the beneficial owner of more than 5% of our common stock;

     - each named executive officer;

     - each of our directors;

     - all executive officers and directors as a group; and

     - each selling stockholder.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The following are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person or entity:

     - shares of common stock issuable pursuant to options which may be exercised within 60 days after the date of this prospectus; and

     - shares of common stock issuable pursuant to warrants which may be exercised within 60 days after the date of this prospectus.

     However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

     Except as otherwise indicated, each stockholder named in the table has sole voting investment power with respect to the shares set forth opposite the stockholder's name. For purposes of calculating the percentage beneficially owned by an individual, the number of shares deemed outstanding includes:

     - the 12,211,908 shares of Class A common stock and 6,560,961 shares of Class B common stock outstanding as of March 24, 2000;

     - the 15,546,908 shares of Class A common stock which will be outstanding immediately after this offering; and

     - the presently exercisable options and presently exercisable warrants held by that person.

     Our directors and certain of our officers and stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock for a period of 90 days after the date of this prospectus.

                                         SHARES BENEFICIALLY OWNED                              CLASS A COMMON
                                                                                              SHARES BENEFICIALLY
                                                                               NUMBER OF
                                             PRIOR TO OFFERING
                                 -----------------------------------------                           OWNED
                                   CLASS A COMMON        CLASS B COMMON      CLASS A COMMON     AFTER OFFERING
                                 -------------------   -------------------    SHARES TO BE    -------------------
NAME OF BENEFICIAL OWNER(1)      NUMBER(2)   PERCENT   NUMBER(2)   PERCENT      OFFERED        NUMBER     PERCENT
---------------------------      ---------   -------   ---------   -------   --------------   ---------   -------
Lawrence Brody, Minnette
  Hermelin and Marc S.
  Hermelin, Trustees of the
  following trusts(3):
    f.b.o. Anne Kirschner
      u.t.a. 12/22/73..........    793,250     6.5%      923,250    14.1%       200,000         593,250     3.8%
    f.b.o. Arnold Hermelin
      u.t.a. 12/22/73..........    885,500     7.3       925,500    14.1        200,000         685,500     4.4
    f.b.o. Minnette Hermelin
      u.t.a.12/22/73...........    404,500     3.3       454,500     6.9        200,000         204,500     1.3
The Jacob Trust u.t.a.
  10/17/91.....................    190,100     1.6       202,500     3.1         50,000         140,100       *
Minnette Hermelin..............     13,218(4)     *       13,218(4)     *            --          13,218(4)     *
Victor M. Hermelin.............     16,043       *       162,300     2.4         15,000           1,043       *
Marc S. Hermelin...............     57,673(5)     *      591,340(5)   8.7            --          57,673(5)     *
Alan G. Johnson................    235,750(6)   1.9      229,750(6)   3.5            --         235,750(6)   1.5
Raymond F. Chiostri............     24,000       *        24,000       *             --          24,000       *
Mitchell I. Kirschner..........     22,500(7)     *       46,500(7)     *            --          22,500(7)     *
Gerald R. Mitchell.............     29,250       *        29,250       *             --          29,250       *
Garnet E. Peck, Ph.D. .........         45       *         7,545       *             --              45       *
Norman D. Schellenger..........         --       *         3,000       *             --              --       *
All current directors and
  executive officers as a group
  (8 persons)..................  3,042,729    24.9     3,971,153    56.8             --       2,427,729    15.6

---------------
 *  Less than one percent.

(1) Anne Kirschner, Arnold Hermelin and Marc Hermelin are the adult children of Victor M. Hermelin, the Chairman of the Board and founder of our company. Minnette Hermelin is the former spouse of Victor Hermelin. Anne Kirschner is the spouse of Mitchell Kirschner.

(2) Includes the following shares that were not owned by the persons listed but which could be purchased under options exercisable currently or within 60 days after the date of this prospectus:

                                                                 SHARES OF       SHARES OF
                                                                  CLASS A         CLASS B
                                                                COMMON STOCK    COMMON STOCK
                                                                ------------    ------------
    Victor M. Hermelin........................................         --         122,500
    Marc S. Hermelin..........................................         --         255,000
    Alan G. Johnson...........................................     13,000          10,000
    Raymond F. Chiostri.......................................         --              --
    Mitchell I. Kirschner.....................................         --          24,000
    Gerald R. Mitchell........................................      8,550           8,550
    Garnet E. Peck, Ph.D......................................         --           7,500
    Norman D. Schellenger.....................................         --           3,000

(3) The address of Lawrence Brody, Minnette Hermelin and Marc S. Hermelin Trustees is One Metropolitan Square, St. Louis, Missouri 63101.

(4) Does not include 2,657,468 shares of Class A common stock and 2,877,468 shares of Class B common stock held by the trusts referenced above, over which Minnette Hermelin shares voting and investment power as one of three trustees.

(5) Does not include 176,250 shares each of Class A common stock and Class B common stock held by Alan G. Johnson as trustee of an irrevocable trust created by another party for the benefit of Marc S. Hermelin, who has no voting or investment power over such shares. Also does not include 2,657,468 shares of Class A common stock and 2,877,468 shares of Class B common stock held by the trusts

(footnotes continued on next page)
referenced above, over which Marc S. Hermelin is one of three trustees who shares voting and investment power.

(6) Includes 176,250 shares each of Class A common stock and Class B common stock held as trustee of an irrevocable trust created by another party for the benefit of Marc S. Hermelin.

(7) Does not include 793,250 shares of Class A common stock and 923,250 shares of Class B common stock held by the trusts referenced above, which are held by an irrevocable trust in favor of Anne S. Kirschner, wife of Mitchell I. Kirschner. Neither Mitchell I. Kirschner nor Anne S. Kirschner holds any voting or investment power over such shares.

     Although 12,211,908 shares of the Class A common stock were outstanding as of March 24, 2000, holders of the 240,000 outstanding shares of 7% cumulative convertible preferred stock have the current right to convert such shares into
3.75 shares of Class A common stock for each share of 7% cumulative convertible preferred stock or 900,000 shares of Class A common stock in the aggregate. Each share of the 7% cumulative convertible preferred stock is convertible into Class A common stock at a conversion price of $6.67 per share. If all such shares of Class A common stock were issued, the aggregate voting power thereof would be equivalent to the voting power of 45,000 shares of Class B common stock.

     In addition, all holders of Class B common stock have the right, at any time, to convert their Class B common stock into Class A common stock on a share-for-share basis. If all shares of 7% cumulative convertible preferred stock and all shares of Class B common stock were converted into Class A common stock, 19,672,869 shares of Class A common stock would be outstanding and each person included in the previous table would hold the number of shares of Class A common stock equal to the number of shares of Class B common stock listed in such table plus the number of shares of Class A common stock listed in such table.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     Our Amended Certificate of Incorporation provides for an authorized capital of 230,000,000 shares, consisting of 5,000,000 shares of preferred stock, $0.01 par value per share of which 841,000 shares have been designated 7% cumulative convertible preferred, 150,000,000 shares of Class A common stock, $0.01 par value per share, and 75,000,000 shares of Class B common stock, $0.01 par value per share (the Class A common stock and the Class B common stock are referred to collectively as the "common stock"). Based on shares outstanding as of March 27, 2000, upon the consummation of this offering, we will have outstanding 240,000 shares of preferred stock, 15,546,908 shares of Class A common stock (16,146,908 if the underwriter's over-allotment option is exercised in full) and 6,560,961 shares of Class B common stock. The following summary description of our capital stock is qualified in its entirety by reference to our Amended Certificate of Incorporation.

CLASS A COMMON STOCK

     Holders of Class A common stock are entitled to receive dividends when, and if declared and distributed by our company on the Class B common stock, provided that no dividend shall be payable with respect to Class A common stock so long as any dividends which have accrued on the shares of 7% cumulative convertible preferred stock, or any other shares of preferred stock which have a preference as to the payment of dividends and which may be outstanding at any time, remain unpaid. The amount of the dividend paid on Class A common stock shall be 120% of any non-stock dividend per share declared and paid on each share of Class B common stock. No stock dividends may be paid or stock splits issued on the Class A common stock other than stock dividends or stock splits of Class A common stock which are in the same proportion as simultaneous stock dividends to holders of Class B common stock or stock splits of Class B common stock. Each share of Class A common stock entitles the holder thereof to one-twentieth
( 1/20) vote with respect to all matters to be voted upon by stockholders. The holders of Class A common stock do not have any preemptive, subscription, redemption or conversion rights. Upon liquidation, the holders of Class A common stock, together with the holders of Class B common stock, are entitled to share ratably, share-for-share, in the net assets of our company available far distribution after payment of all debts and liabilities and the liquidation preference of any outstanding shares of preferred stock. The issued and outstanding shares of Class A common stock and those to be issued pursuant to the conversion of the Class B common stock and the 7% cumulative convertible preferred stock will, upon issuance thereof, be validly issued, fully paid and non-assessable.

CLASS B COMMON STOCK

     Holders of Class B common stock are entitled to receive dividends when, and if, declared by the board of directors, provided that no dividends shall be payable with respect to Class B common stock so long as any dividends which have accrued on the shares of 7% cumulative convertible preferred stock, or any other shares of preferred stock, which have a preference as to the payment of dividends and which may be outstanding at any time remain unpaid. No stock dividends may be paid or stock splits issued on the Class B common stock other than stock dividends or stock splits of Class B common stock which are in the same proportion as simultaneous stock dividends to the holders of Class A common stock or stock splits of Class A common stock. Each share of Class B common stock entitles the holder thereof to one vote with respect to all matters required to be voted upon by stockholders. The holders of Class B common stock do not have any preemptive, subscription or redemption rights. The holders of Class B common stock have the right, at any time, to convert their Class B common stock into Class A common stock on a share-for-share basis. Upon liquidation, the holders of Class B common stock, together with the holders of Class A common stock, are entitled to share ratably, share-for-share, in the net assets of the company available for distribution after payment of all debts and liabilities and the liquidation preference of any outstanding shares of preferred stock. The shares of Class B common stock presently outstanding are validly issued, fully paid and non-assessable.

7% CUMULATIVE CONVERTIBLE PREFERRED STOCK

     The holders of the 7% cumulative convertible preferred stock are entitled to receive an annual dividend, from funds legally available for such purpose, of $1.75 per share, which is payable quarterly on March 31, June 30, September 30 and December 31 of each year. Such dividends are cumulative. As of December 31, 1999, dividends on the 7% cumulative convertible preferred stock in the aggregate amount of $2.2 million were undeclared and unpaid. Each share of the 7% cumulative convertible preferred stock is convertible into 3.75 shares of Class A common stock at any time at the option of the holders. The conversion rate is subject to adjustment in certain events, including the payment of stock dividends, reclassifications, the issuance of certain rights to purchase Class A common stock, the distribution of evidences of indebtedness or assets by the company to all holders of Class A common stock; provided, however, that no adjustment will be made by reason of the issuance of Class A common stock upon the conversion of Class B common stock, which is convertible share-for-share into Class A common stock at any time. We presently have no commitments to issue or sell stock that would require an adjustment in the conversion rate. No adjustment will be made for accrued dividends on either the 7% cumulative convertible preferred stock converted or Class A common stock issued upon such conversion. No fractional shares of Class A common stock will be issued upon conversion of the 7% cumulative convertible preferred stock, but in lieu thereof a cash adjustment will be made based on the market value of the fractional interest.

     The 7% cumulative convertible preferred stock is redeemable by us, in whole or in part, at any time. The per share redemption price is equal to $25.00, plus any accrued and unpaid dividends.

     In the event our company is liquidated or dissolved, the amount to be distributed to each holder of the 7% cumulative convertible preferred stock will be the fixed amount of $25.00 per share, plus any accrued and unpaid dividends. Such amount shall be prior and in preference to any distribution of any of the assets or surplus funds of our company to the holders of the Class A common stock or the Class B common stock or any other series of capital stock junior to the 7% cumulative convertible preferred stock.

Upon payment in full of such amounts, holders of the 7% cumulative convertible preferred stock will not be entitled to any further participation in any distribution of assets by our company.

     The 7% cumulative convertible preferred stock does not have voting rights. However, the affirmative vote of the holders of at least 60% of the outstanding 7% cumulative convertible preferred stock is required before we may create senior or parity preference shares, amend the Certificate of Incorporation in any manner which adversely affects the 7% cumulative convertible preferred stock, or merge, consolidate or sell substantially all of the assets of our company in a manner which adversely affects the 7% cumulative convertible preferred stock or wherein the holders of the 7% cumulative convertible preferred stock do not receive a substantially similar security. In addition, the holders of 7% cumulative convertible preferred stock have the right to elect one additional director to our board of directors in the event that accrued dividends on the outstanding 7% cumulative convertible preferred stock have not been paid in an aggregate amount equal to or greater than eight quarterly dividends. The 7% cumulative convertible preferred stock has no preemptive or other rights to subscribe for additional securities. The shares of a 7% cumulative convertible preferred stock presently outstanding are validly issued, fully paid and non-assessable.

SPECIAL PROVISIONS OF THE CERTIFICATE AND DELAWARE LAW

     Our company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined in general as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (3) on or following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and approved at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the earlier of the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

     The board of directors is permitted by the Certificate of Incorporation to issue preferred stock without further stockholder action and establish various rights, preferences, privileges and restrictions of such preferred stock. Furthermore, the Certificate of Incorporation provides that our directors shall be classified into three classes with staggered three-year terms. These provisions could delay or frustrate the removal of incumbent directors or a change in control of our company. These provisions could also discourage or make more difficult a merger, tender offer or proxy contest, even if these actions would be favorable to the interests of stockholders.

     Section 102(b)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations now authorized by this legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although Section 102(b) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission.

     The Certificate of Incorporation limits the liability of our directors to us (in their capacity as directors but not in their capacity as officers). Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to our company or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derived an improper personal benefit.

TRANSFER AGENT

     The Transfer Agent and registrar for the Class A common stock, Class B common stock and the 7% cumulative convertible preferred stock is the United Missouri Bank, Kansas City, Missouri.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the underwriting
agreement dated               , 2000, we and the selling stockholders have
agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., Banc of America Securities LLC and Warburg Dillon Read LLC are acting as representatives, the following respective number of shares of common stock:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities Inc................................
Banc of America Securities LLC..............................
Warburg Dillon Read LLC.....................................
                                                              ---------
          Total.............................................  4,000,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares from us at the public offering price less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock to the public initially at the public offering price on the cover page of this prospectus and
to selling group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After this offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay.

                                                  PER SHARE                             TOTAL
                                       --------------------------------    --------------------------------
                                          WITHOUT             WITH            WITHOUT             WITH
                                       OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                       --------------    --------------    --------------    --------------
Underwriting discounts and
  commissions paid by us.............     $                 $                 $                 $
Expenses payable by us...............     $                 $                 $                 $
Underwriting discounts and
  commissions paid by selling
  stockholders.......................     $                 $                 $                 $
Expenses payable by the selling
  stockholders.......................     $                 $                 $                 $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

     Our officers, directors, the selling stockholders and certain other stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, or disposition, or enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933 or to contribute to payments which the underwriters may be required to make in that respect.

     Our Class A common stock is listed on The New York Stock Exchange under the symbol "KV.A".

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on websites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the Underwriters that will make Internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Class A common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Class A common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Class A common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Our attorneys, Thompson Coburn LLP, St. Louis, Missouri, will opine as to the validity of the Class A common stock offered by us and our stockholders, as well as certain other legal matters related to the sale of the shares. Certain legal matters relating to the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

     The consolidated balance sheets as of March 31, 1998 and 1999 and the consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1999 included in this registration statement have been included herein in reliance upon the report of BDO Seidman, LLP, independent accounts, given on the authority of that firm as experts in accounting and auditing.

     The financial statement of the Micro-K(R) product line acquired by us included in our Form 8-K/A filed June 4, 1999, incorporated by reference in this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated May 27, 1999, included in our Form 8-K/A, for the years ended December 31, 1998 and 1997, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and obtain a copy of any document we file:

          At the Public Reference Room of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549;

          At the public reference facilities of the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10049; or Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661;

          At the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005; or

          From the Commission's web site at www.sec.gov.

Some of these locations may charge a prescribed or modest fee for copies.

     We have filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended, covering the shares of Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, you should examine the Registration Statement that can be obtained at the locations listed above. Statements contained in this prospectus concerning the contents of contracts and other documents are not necessarily complete. You should refer to the contract or other document for all the details.

                     INFORMATION INCORPORATED BY REFERENCE

     The Commission permits us to "incorporate by reference" the information that we have filed with it. This means that important information, not presented in this prospectus, may be contained elsewhere. We incorporate by reference the documents listed below and any future filings made with the Commission until we and our stockholders sell all stock offered:

     - Our Annual Report on Form 10-K for the fiscal year ended March 31, 1999;

     - Our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 1999, September 30, 1999 and December 31, 1999;

     - Our Current Reports on Form 8-K and Form 8-K/A filed April 15, 1999 and June 4, 1999, respectively; and

     - The description of our Class A common stock set forth in the registration statement on Form 8-A filed March 22, 1999.

     You may obtain a copy of any or all documents referred to above, without charge, by making a written or telephone request to Director, Investor Relations, 2503 South Hanley Road, St. Louis, Missouri 63144, telephone (314) 645-6600.

                           K-V PHARMACEUTICAL COMPANY

                  INDEX TO CONSOLIDATED FINANCIALS STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........  F-2

Consolidated Balance Sheets at March 31, 1998 and 1999 and
  December 31, 1999 (unaudited).............................  F-3

Consolidated Statement of Operations for each of the years
  in the three-year period ended March 31, 1999 and for the
  nine months ended December 31, 1998 and 1999
  (unaudited)...............................................  F-4

Consolidated Statement of Stockholders' Equity for each of
  the years in the three-year period ended March 31, 1999
  and for the nine months ended December 31, 1999
  (unaudited)...............................................  F-5

Consolidated Statement of Cash Flows for each of the years
  in the three-year period ended March 31, 1999 and for the
  nine months ended December 31, 1998 and 1999
  (unaudited)...............................................  F-6

Notes to Consolidated Financial Statements..................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of KV Pharmaceutical Company

     We have audited the consolidated balance sheets of KV Pharmaceutical Company and Subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted the audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KV Pharmaceutical Company and Subsidiaries at March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.
                                          /s/ BDO Seidman, LLP

St. Louis, Missouri
May 14, 1999

                  K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                  MARCH 31,
                                                              ------------------   DECEMBER 31,
                                                               1998       1999         1999
                                                              -------   --------   ------------
                                                                                   (UNAUDITED)
                                                                    (IN THOUSANDS EXCEPT
                                                                  SHARE AND PER SHARE DATA)
ASSETS
Current Assets:
Cash and cash equivalents...................................  $18,158   $  2,617     $  3,337
Marketable securities, available-for-sale...................       --      7,523           --
Receivables less allowance for doubtful accounts of $332 and
  $631 in March, 1998 and 1999, respectively, and $1,083 in
  December, 1999............................................   15,304     18,988       26,111
Receivables, arbitration award..............................       --     13,253           --
Inventories.................................................   15,606     23,653       27,651
Deferred income taxes.......................................    2,949      3,379        3,379
Prepaid and other current assets............................      542        168          172
                                                              -------   --------     --------
          Total Current Assets..............................   52,559     69,581       60,650
Property and equipment, less accumulated depreciation.......   12,437     18,967       28,528
Intangibles and other assets, net of amortization...........    3,365     39,442       47,261
                                                              -------   --------     --------
          TOTAL ASSETS......................................  $68,361   $127,990     $136,439
                                                              =======   ========     ========
LIABILITIES
Current Liabilities:
Accounts payable............................................  $ 4,281   $  8,667     $  8,609
Accrued liabilities.........................................   12,317     17,090       12,863
Current maturities of long-term debt........................      558        712        1,652
                                                              -------   --------     --------
          Total Current Liabilities.........................   17,156     26,469       23,124
Long-term debt..............................................    4,902     31,491       23,875
Deferred income taxes.......................................      535        379          379
Other long-term liabilities.................................    1,604      2,104        2,296
                                                              -------   --------     --------
          TOTAL LIABILITIES.................................  $24,197   $ 60,443     $ 49,674
                                                              -------   --------     --------
STOCKHOLDERS' EQUITY
7% cumulative convertible Preferred Stock, $.01 par value,
  $25 stated and liquidation value; 840,000 shares
  authorized; shares issued and outstanding -- 241,000 at
  March 31, 1998 and March 31, 1999 and 240,000 at December
  31, 1999, respectively....................................        2          2            2
Class A and Class B Common Stock, $.01 par value;
  150,000,000 and 75,000,000 shares authorized,
  respectively;
  Class A -- issued 11,760,078 and 11,923,319 at March 31,
     1998 and 1999, respectively, and 12,226,919 at December
     31, 1999...............................................      118        119          122
  Class B -- issued 6,442,914 and 6,393,867 at March 31,
     1998 and 1999, respectively, and 6,607,589 at December
     31, 1999...............................................       64         64           66
Additional paid-in-capital..................................   34,042     34,531       40,693
Retained earnings...........................................    9,993     32,911       45,937
Accumulated comprehensive loss, net.........................       --        (25)          --
Less: Treasury Stock, 35,619 shares each of Class A and
  Class B Common Stock, at cost.............................      (55)       (55)         (55)
                                                              -------   --------     --------
          TOTAL STOCKHOLDERS' EQUITY........................   44,164     67,547       86,765
                                                              -------   --------     --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $68,361   $127,990     $136,439
                                                              =======   ========     ========

          See Accompanying Notes to Consolidated Financial Statements

                  K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            NINE MONTHS ENDED
                                              YEAR ENDED MARCH 31,            DECEMBER 31,
                                         ------------------------------    -------------------
                                          1997       1998        1999       1998        1999
                                         -------    -------    --------    -------    --------
                                                                               (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues...........................  $57,891    $98,486    $114,860    $79,097    $107,596
                                         -------    -------    --------    -------    --------
Costs and expenses:
  Manufacturing costs..................   29,478     56,483      61,415     43,306      48,459
  Research and development.............    4,835      5,752       6,884      4,934       6,040
  Selling and administrative...........   13,818     19,104      22,201     15,918      28,880
  Amortization of intangible assets....      188        254         243        124       1,680
                                         -------    -------    --------    -------    --------
          Total costs and expenses.....   48,319     81,593      90,743     64,282      85,059
                                         -------    -------    --------    -------    --------
Operating income.......................    9,572     16,893      24,117     14,815      22,537
                                         -------    -------    --------    -------    --------
Other income (expense):
  Arbitration award, net of expenses...       --         --      12,723         --          --
  Interest and other income............      146        550       1,291      1,077         545
  Interest expense.....................     (411)      (452)       (498)      (332)     (1,569)
                                         -------    -------    --------    -------    --------
          Total other income
            (expense)..................     (265)        98      13,516        745      (1,024)
                                         -------    -------    --------    -------    --------
Income before income taxes.............    9,307     16,991      37,633     15,560      21,513
Provision for income taxes.............      383      5,687      14,293      5,907       8,172
                                         -------    -------    --------    -------    --------
Net income.............................  $ 8,924    $11,304    $ 23,340    $ 9,653    $ 13,341
                                         =======    =======    ========    =======    ========
Net income per common share-basic......  $  0.48    $  0.60    $   1.26    $  0.51    $   0.70
                                         =======    =======    ========    =======    ========
Net income per common share-diluted....  $  0.47    $  0.58    $   1.17    $  0.48    $   0.66
                                         =======    =======    ========    =======    ========

          See Accompanying Notes to Consolidated Financial Statements

                  K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                    FOR THE YEARS ENDED MARCH 31, 1997, 1998 AND 1999 AND NINE MONTHS ENDED DECEMBER 31, 1999
                                -------------------------------------------------------------------------------------------------
                                            CLASS A   CLASS B   ADDITIONAL              RETAINED     ACCUMULATED        TOTAL
                                PREFERRED   COMMON    COMMON     PAID IN     TREASURY   EARNINGS    COMPREHENSIVE   STOCKHOLDERS'
                                  STOCK      STOCK     STOCK     CAPITAL      STOCK     (DEFICIT)     LOSS, NET        EQUITY
                                ---------   -------   -------   ----------   --------   ---------   -------------   -------------
                                                                (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE AT MARCH 31, 1996.....     $2        $ 71       $48      $30,236       $(55)     $(9,752)       $ --           $20,550
Net income....................     --          --        --           --         --        8,923          --             8,923
Sale of 200,000 Class A
  shares......................     --           2        --        3,498         --           --          --             3,500
Stock Options issued as
  compensation................     --          --        --          114         --           --          --               114
Stock Options exercised,
  13,125 shares of Class A....     --          --        --           50         --           --          --                50
  13,195 shares of Class B....     --          --        --           52         --           --          --                52
  Less 177 shares of each
    class repurchased
Conversion of 383,925 shares
  of Class B shares to Class A
  shares......................     --           4        (4)          --         --           --          --                --
Dividends paid on preferred
  stock.......................     --          --        --         (105)        --           --          --              (105)
                                   --        ----       ---      -------       ----      -------        ----           -------
BALANCE AT MARCH 31, 1997.....      2          77        44       33,845        (55)        (829)         --            33,084
Net income....................     --          --        --           --         --       11,304          --            11,304
Stock Options exercised,
  24,165 shares of Class A....     --           1        --          128         --           --          --               129
  17,206 shares of Class B....     --          --        --           69         --           --          --                69
Conversion of 98,500 shares of
  Class B shares to Class A
  shares......................     --           1        (1)          --         --           --          --                --
Dividends paid on preferred
  stock.......................     --          --        --           --         --         (422)         --              (422)
Three for two stock split
  effected in the form of 50%
  stock dividend..............     --          39        21           --         --          (60)         --                --
                                   --        ----       ---      -------       ----      -------        ----           -------
BALANCE AT MARCH 31, 1998.....      2         118        64       34,042        (55)       9,993          --            44,164
Comprehensive income
Net income....................     --          --        --           --         --       23,340          --            23,340
  Other comprehensive loss,
    net of tax:
    Net unrealized loss on
      available-for-sale
      securities..............     --          --        --           --         --           --         (25)              (25)
                                                                                                       ---------------------
  Total Comprehensive
    Income....................                                                                            25            23,315
Dividends paid on preferred
  stock.......................     --          --        --           --         --         (422)         --              (422)
Conversion of 123,000 shares
  of Class B shares to Class A
  shares......................     --           1        --           --         --           --          --                 1
Stock Options exercised,
  40,332 shares of Class A
  less 88 shares of Class A
  repurchased.................     --          --        --          260         --           --          --               260
  and 74,129 of Class B.......     --          --        --          229         --           --          --               229
Stock Split -- payment of
  partial shares from 1998....     --          --        --           --         --           --          --              (292)
                                   --        ----       ---      -------       ----      -------        ----           -------
BALANCE AT MARCH 31, 1999.....      2         119        64       34,531        (55)      32,911         (25)           67,547
(Nine months ended December
  31, 1999, unaudited)
Product Acquisition...........     --           3        --        4,497         --           --          --             4,500
Stock Options exercised,
  234,537 shares of Class B...     --          --         2        1,665         --           --          --             1,667
Dividends paid on preferred
  stock.......................     --          --        --           --         --         (315)         --              (315)
Net income....................     --          --        --           --         --       13,341                        13,341
Other comprehensive income,
  net of tax:
  Unrealized loss on
    available-for-sale
    securities................     --          --        --           --         --           --         (38)              (38)
  Reclassification adjustment
    for losses on available-
    for-sale securities
    included in net income....     --          --        --           --         --           --          63                63
                                                                                                       ---------------------
    Total Comprehensive
      Income..................                                                                            25            13,366
                                   --        ----       ---      -------       ----      -------        ----           -------
BALANCE AT DECEMBER 31, 1999
  (Unaudited).................     $2        $122       $66      $40,693       $(55)     $45,937        $ --           $86,765
                                   ==        ====       ===      =======       ====      =======        ====           =======

          See Accompanying Notes to Consolidated Financial Statements

                  K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      NINE MONTHS ENDED
                                                        YEAR ENDED MARCH 31,            DECEMBER 31,
                                                   ------------------------------    -------------------
                                                    1997       1998        1999       1998        1999
                                                   -------    -------    --------    -------    --------
                                                                                         (UNAUDITED)
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
Net income.......................................  $ 8,924    $11,304    $ 23,340    $ 9,653    $ 13,341
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation, amortization and other
       non-cash charges..........................    1,594      1,888       1,875      1,317       3,223
     Loss on sale of marketable securities.......       --         --          --         --         102
     Stock options issued as compensation........      114         --          --         --          --
     Changes in deferred taxes...................     (890)    (1,524)       (586)        --          --
     Changes in deferred compensation............      152        690         501        389         192
Changes in operating assets and liabilities:
  (Increase) decrease in receivables.............   (1,298)    (6,725)     (3,684)     2,515      (7,123)
  (Increase) decrease in receivables arbitration
     award.......................................       --         --     (13,253)        --      13,253
  Increase in inventories........................   (4,335)    (2,821)     (8,047)    (6,474)     (3,998)
  (Increase) decrease in prepaid and other
     assets......................................     (992)      (800)        193        200      (1,038)
  Increase (decrease) in accounts payable and
     accrued liabilities.........................    1,471     11,743       9,160        (75)     (4,285)
                                                   -------    -------    --------    -------    --------
NET CASH PROVIDED BY OPERATING ACTIVITIES........    4,740     13,755       9,499      7,525      13,667
                                                   -------    -------    --------    -------    --------
INVESTING ACTIVITIES
Purchase of property and equipment, net..........   (1,903)    (2,452)     (5,846)    (3,917)    (11,104)
Sale (purchase) of marketable securities.........       --         --      (7,564)        --       7,446
Product acquisition..............................       --         --     (36,140)        --      (3,033)
                                                   -------    -------    --------    -------    --------
NET CASH USED IN INVESTING ACTIVITIES............   (1,903)    (2,452)    (49,550)    (3,917)     (6,691)
                                                   -------    -------    --------    -------    --------
FINANCING ACTIVITIES
Principal payments on long-term debt.............     (744)      (549)       (558)      (500)     (9,608)
Proceeds from credit facility....................       --         --      25,000         --       2,000
Proceeds from sale of common stock...............    3,500         --          --         --          --
Dividends paid on preferred stock................     (105)      (422)       (422)      (316)       (315)
Exercise of Common Stock options.................      102        198         490        444       1,667
                                                   -------    -------    --------    -------    --------
NET CASH (USED IN) PROVIDED BY FINANCING
  ACTIVITIES.....................................    2,753       (773)     24,510       (372)     (6,256)
                                                   -------    -------    --------    -------    --------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS....................................    5,590     10,530     (15,541)     3,236         720
CASH AND CASH EQUIVALENTS AT:
  BEGINNING OF PERIOD............................    2,038      7,628      18,158     18,158       2,617
                                                   -------    -------    --------    -------    --------
  END OF PERIOD..................................  $ 7,628    $18,158    $  2,617    $21,394    $  3,337
                                                   =======    =======    ========    =======    ========
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Portion of building acquired through proceeds
     from a term loan............................             $ 3,500    $  2,300
  Portion of product acquisition acquired through
     issuance of:
     Short-term debt.............................                                               $    933
     Common Stock................................                                               $  4,500

          See Accompanying Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE PERIODS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of K-V Pharmaceutical Company (the "Company") and is wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

  Nature of Operations

     The Company and its subsidiaries develop, manufacture and market technologically distinguished pharmaceuticals and pharmaceutical compounds. Prescription pharmaceuticals are sold primarily to domestic wholesalers, drugstore chains, distributors and independent pharmacies nationwide. Contract manufactured products and pharmaceutical compounds are sold to major domestic drug, nutritional and food companies

  Cash Equivalents

     Cash equivalents consist of highly liquid instruments that have an original maturity of three months or less. Cash equivalents consist primarily of government backed securities aggregating $10,000 at March 31, 1998, $1,778 at March 31, 1999 and $0 at December 31, 1999.

  Accounts Receivable-Trade

     The Company extends unsecured credit to its customers. Sales to a single company aggregated 15%, 12%, 19% for the years ended March 31, 1997, 1998 and 1999, respectively, and 20% and 19% for the nine months ended December 31, 1998 and 1999, respectively. In addition, the balance due from this company represented approximately 18%, 30% and 25% of consolidated accounts receivable as of March 31, 1998 and 1999 and December 31, 1999.

  Marketable Securities

     Marketable securities are stated at fair market value or historical cost in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and consist of investments in U.S. government agency securities and corporate bonds maturing through 2001.

     Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are valued at fair value. Realized gains and losses, based on the amortized cost of the specific security, are included in other income as investment gains (losses). Unrealized gains and losses are recorded, net of related income tax effects, as a separate component of equity.

  Inventories

     Inventories are stated at the lower of cost or market, with the cost determined on the first-in, first-out (FIFO) basis.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed over the estimated useful life using the straight-line method.

  Intangibles and Other Assets

     The excess of cost over the fair value of the net assets of the Company's Particle Dynamics subsidiary at the time of acquisition is being amortized on a straight-line basis of 40 years. All other intangible assets and deferred charges are being amortized over periods varying from 5 to 20 years on a straight-line basis. The Company reviews intangible assets for possible impairment if there is a significant event that detrimentally affects operations. Impairment is assessed using estimates of the non-discounted future earnings potential of the entity or assets acquired. The Company has estimated that no impairment losses have accrued through December 31, 1999.

  Revenue Recognition

     The Company recognizes revenue from product sales upon shipment to its customers. Provisions for estimated sales allowances, returns and losses are accrued at the time revenues are recognized. The Company also enters into long-term agreements under which it assigns marketing rights for the products it has developed to pharmaceutical marketers. Royalties are earned based on sale of products. Other non-refundable payments specified in the agreements, for which there are no future obligations, such as milestone payments and research and development reimbursements, are recognized as income when earned.

  Research and Development

     Research and development costs, including costs funded by third parties, are expensed in the period incurred. Payments received from third parties for research and development are offset against expenses when the parties are billed.

  Earnings Per Share

     Basic earnings per share is calculated by dividing net income for the period by the weighted average number of shares of common stock outstanding during the period. The assumed exercise of stock options and the assumed conversion of preferred stock are included in the calculation of diluted earnings per share.

  Income Taxes

     Income taxes are accounted for under the asset and liability method in which deferred income taxes are recognized as a result of temporary differences between the financial reporting basis and tax basis of the assets and liabilities.

     Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Stock-Based Compensation

     The Company grants stock options for a fixed number of shares to employees with an exercise price greater than or equal to the fair value of the shares at the date of grant. The Company accounts for stock options in accordance with Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"). That Opinion requires that compensation cost related to fixed stock option plans be recognized only to the extent that the fair value of the shares at the grant date exceeds the exercise price. Accordingly, the Company recognizes no compensation expense for stock option grants.

     In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows companies to continue to account for their stock option plans in accordance with APB Opinion No. 25, but encourages the adoption of a new accounting method based on the estimated fair value of employee stock options. Pro forma net income and income per share, determined as if the Company has applied the new method, are disclosed in Note 12.

  Fair Value of Financial Instruments

     The carrying amounts of all short-term asset and liability financial instruments are reasonable estimates of their fair value because of the short maturity of these items. The carrying amount of a long-term financial instrument approximates their fair value because their terms are similar to those which can be obtained for similar financial instruments in the current marketplace.

  New Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for years beginning after June 15, 2000 and requires comparative information for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this statement to have significant impact on its results of operations, financial position or cash flows.

  Reclassification

     Certain amounts from the prior years' financial statements have been reclassified to conform to the current year presentation.

  Unaudited Interim Financial Information

     The interim financial information as of December 31, 1999 and for the nine-month periods ended December 31, 1998 and 1999 is unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The interim results are not necessarily indicative of results of any future period.

2. ACQUISITIONS

     In the fourth quarter of fiscal 1999, the Company acquired the world-wide rights and trademark to Micro-K(R) from Wyeth-Ayerst Laboratories, the pharmaceutical division of America Home Products Corporation for a cash payment of $36,000, consisting of an $11,000 payment from available cash and $25,000 drawn on its revolving line of credit. The intangible asset (product rights) related to the acquisition is being amortized on the straight-line basis over a period of 20 years.

     The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition of Micro-K(R) had occurred on April 1, 1997, after giving effect to certain adjustments for interest expense, amortization and income taxes. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made on April 1, 1997, nor are they indicative of future results. The Company intends to pursue a strategy designed to increase sales of the Micro-K(R) product line through promotion to physicians. In connection with the implementation of such strategy, the Company expects to incur additional selling and administrative costs, which cannot be included as "pro forma" adjustments under Regulation S-X of the Securities Act because the amount of these costs are not reliably determinable. As a result, the unaudited pro forma net income and pro forma per share amounts do not purport to represent what the Company's results of operations would have been if the acquisition of the Micro-K(R) product line had occurred on April 1, 1997, and is not intended to project the Company's results of operations for any future period.

                                                                 YEAR ENDED MARCH 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------    -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
Total revenues as reported..................................   $ 98,486       $114,860
Total revenues -- pro forma (unaudited).....................    124,322        133,372
Net income as reported......................................     11,304         23,340
Net income -- pro forma (unaudited).........................     18,437         26,591
Earnings per share:
  Basic as reported.........................................   $   0.60       $   1.26
                                                               ========       ========
  Diluted as reported.......................................   $   0.58       $   1.17
                                                               ========       ========
  Basic -- pro forma (unaudited)............................   $   1.00       $   1.44
                                                               ========       ========
  Diluted -- pro forma (unaudited)..........................   $   0.94       $   1.33
                                                               ========       ========

     On August 2, 1999, the Company acquired the worldwide rights and trademark for the prescription prenatal, PreCare(R), from UCB Pharma for $8,500. The purchase price was funded by $3,000 in cash payments, a $933 note and $4,500 in Class A common stock.

3. INVENTORIES

     Inventories consist of:

                                                         MARCH 31,
                                                     ------------------    DECEMBER 31,
                                                      1998       1999          1999
                                                     -------    -------    ------------
                                                                           (UNAUDITED)
                                                               (IN THOUSANDS)
Finished goods.....................................  $ 8,954    $11,733      $12,600
Work-in-process....................................    1,884      2,283        3,795
Raw materials......................................    5,130     10,185       12,490
                                                     -------    -------      -------
                                                      15,968     24,201       28,885
Reserves for obsolescence..........................     (362)      (548)      (1,234)
                                                     -------    -------      -------
                                                     $15,606    $23,653      $27,651
                                                     =======    =======      =======

4. MARKETABLE SECURITIES

     The composition of the available-for-sale investments portfolio at March 31, 1999 was (in thousands):

                                                        AMORTIZED    UNREALIZED    MARKET
                                                          COST         LOSSES      VALUE
                                                        ---------    ----------    ------
U.S. Government agency securities.....................   $1,000         $ (2)      $  998
Corporate bonds.......................................    6,564          (39)       6,525
                                                         ------         ----       ------
                                                         $7,564         $(41)      $7,523
                                                         ======         ====       ======

     All securities mature in one to three years. Management does not intend to hold these securities to maturity and expects to liquidate them during fiscal year 2000, and accordingly they are classified as current assets. There were no marketable securities at March 31, 1998 or December 31, 1999.

5. COMPREHENSIVE INCOME

     Effective April 1, 1998 the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting of all changes in equity from non-shareholder sources. There was no effect on prior year financial statements.

     Changes in accumulated comprehensive loss, net for the year end March 31, 1999 are as follows (in thousands):

                                                       BEFORE-TAX      TAX      NET-OF-TAX
                                                         AMOUNT      BENEFIT      AMOUNT
                                                       ----------    -------    ----------
Unrealized losses on securities
  Unrealized losses arising during period............     $(41)        $16         $(25)
  Less: reclassification adjustment for losses
     realized in net income..........................       --          --           --
                                                          ----         ---         ----
  Net unrealized losses..............................     $(41)        $16         $(25)
                                                          ====         ===         ====

     Changes in accumulated comprehensive income, net for the period ended December 31, 1999 are as follows (in thousands):

                                                 BEFORE-TAX          TAX          NET-OF-TAX
                                                   AMOUNT      BENEFIT/EXPENSE      AMOUNT
                                                 ----------    ---------------    ----------
  Unrealized losses arising during period......     $(61)           $ 23             $(38)
  Reclassification adjustments for losses on
     the sale of securities included in net
     income....................................      102             (39)              63
                                                    ----            ----             ----
  Net unrealized gains.........................     $ 41            $(16)            $ 25
                                                    ====            ====             ====

6. PROPERTY AND EQUIPMENT

     Property and equipment consist of:

                                                   YEAR ENDED MARCH 31,
                                                   --------------------    DECEMBER 31,
                                                     1998        1999          1999
                                                   --------    --------    ------------
                                                                           (UNAUDITED)
                                                              (IN THOUSANDS)
Land and improvements............................  $  1,491    $  2,056      $  2,056
Building and building improvements...............     6,861       9,626        10,292
Machinery and equipment..........................    13,267      14,990        17,661
Office furniture and equipment...................     3,324       3,830         4,377
Leasehold improvements...........................     2,527       2,874         3,047
Construction-in-process (estimated costs to
  complete at December 31, 1999 were $2,370).....       601       2,840         9,886
                                                   --------    --------      --------
                                                     28,071      36,216        47,319
Less accumulated depreciation and amortization...   (15,634)    (17,249)      (18,791)
                                                   --------    --------      --------
Net property and equipment.......................  $ 12,437    $ 18,967      $ 28,528
                                                   ========    ========      ========

     Estimated useful lives:

Land improvements........................  10 years
Building.................................  25 to 40 years
Building improvements....................  10 years
Machinery and equipment..................  3 to 15 years
Leasehold improvements...................  Lease life plus renewal period or 10 years
Office furniture and equipment...........  3 to 10 years

     Purchases of property and equipment were $5,952 and $8,146 for fiscal years 1998 and 1999, respectively, and $11,104 for the nine months ended December 31, 1999. Depreciation and amortization of property and equipment was $1,407, $1,634 and $1,616 for fiscal 1997, 1998 and 1999, respectively, and $1,192 and $1,488 for the nine months ended December 31, 1998 and 1999, respectively.

7. INTANGIBLE AND OTHER ASSETS

     Intangibles and other assets consist of:

                                                         MARCH 31,
                                                     ------------------    DECEMBER 31,
                                                      1998       1999          1999
                                                     -------    -------    ------------
                                                                           (UNAUDITED)
                                                               (IN THOUSANDS)
Goodwill...........................................  $ 2,138    $ 2,138      $ 2,138
Product rights.....................................       --     36,140       44,573
Financing charges..................................      587        401          434
Cash surrender value of life insurance and
  split-dollar life insurance......................      852        943        1,365
Trademarks and patents.............................      865      1,047        1,495
Deposits...........................................      447        341          504
Other..............................................      351        291          291
                                                     -------    -------      -------
                                                       5,240     41,301       50,800
Less accumulated amortization......................   (1,875)    (1,859)      (3,539)
                                                     -------    -------      -------
          Net intangibles and other assets.........  $ 3,365    $39,442      $47,261
                                                     =======    =======      =======

OAmortization of goodwill is being charged to operations at $55 per year. Amortization of product rights and all other deferred charges was $132, $199 and $188 for fiscal 1997, 1998 and 1999, respectively, and $125 and $1,639 for the nine months ended December 31, 1998 and 1999, respectively.

8. ACCRUED LIABILITIES

     Accrued liabilities consist of:

                                                         MARCH 31,
                                                     ------------------    DECEMBER 31,
                                                      1998       1999          1999
                                                     -------    -------    ------------
                                                                           (UNAUDITED)
                                                               (IN THOUSANDS)
Salaries, wages, incentives and benefits...........  $ 2,215    $ 3,482      $ 3,389
Interest...........................................       73        125          115
Income taxes.......................................    2,885      7,855        2,589
Professional fees..................................      876        764        1,223
Revenue sharing (see Note 16)......................    4,912      3,300        2,176
Other..............................................    1,356      1,564        3,371
                                                     -------    -------      -------
                                                     $12,317    $17,090      $12,863
                                                     =======    =======      =======

9. LONG TERM DEBT

     Long-term debt consists of:

                                                          MARCH 31,
                                                      -----------------    DECEMBER 31,
                                                       1998      1999          1999
                                                      ------    -------    ------------
                                                                           (UNAUDITED)
                                                               (IN THOUSANDS)
Precare -- UCB......................................  $   --    $    --      $   940
Revolving credit line...............................      --     25,000       18,000
Industrial revenue bonds............................   2,155      1,830        1,505
Building mortgages..................................   3,305      5,373        5,082
                                                      ------    -------      -------
                                                       5,460     32,203       25,527
Less current portion................................    (558)      (712)      (1,652)
                                                      ------    -------      -------
Long-term debt......................................  $4,902    $31,491      $23,875
                                                      ======    =======      =======

     As of December 31, 1999, the Company has a loan agreement expiring October 15, 2002 with LaSalle National Bank. The agreement provides for a revolving line of credit for borrowing up to $40,000. The credit facility is unsecured and interest is currently charged at the LIBOR rate of 6.46% plus 200 basis points or 8.46% at December 31, 1999. At December 31, 1999, the Company had cash borrowing of $18,000 and $4,800 in open letters of credit issued under this facility. The agreement includes covenants that impose a minimum level of earnings before interest, taxes, depreciation and amortization, a maximum funded debt ratio, and limit capital expenditures and dividend payments.

     The industrial revenue bonds, which bear interest at 7.35% per annum, mature serially through 2004 and are collateralized by certain property and equipment, as well as through a letter of credit, which may only be accessed in case of default on the bonds. The bonds do not allow the holder to require the Company to redeem the bonds.

     The building mortgages bear interest at 8.53% and 7.95% with monthly principal payments of $19 and $13 plus interest through June 30, 2002 and March 11, 2004 with final payments of the remaining principal balances outstanding plus accrued and unpaid interest due on June 18, 2002 and March 11, 2004, respectively.

     The aggregate maturities of long-term debt as of March 31, 1999 are as follows (in thousands):

2000.......................................................  $   712
2001.......................................................   25,712
2002.......................................................      712
2003.......................................................    2,851
2004.......................................................    2,012
Later years................................................      203
                                                             -------
                                                             $32,202
                                                             =======

     The Company paid interest of $482, $465 and $446 during the years ended March 31, 1997, 1998 and 1999, respectively, and $379 and $1,551 for the nine months ended December 31, 1998 and 1999, respectively.

10. COMMITMENTS AND CONTINGENCIES

  Leases

     The Company has non-cancelable commitments for rental of office space, plant and warehouse facilities, transportation equipment and other personal property under operating leases. Future minimum lease commitments under all non-cancelable operating leases as of March 31, 1999 are as follows (in thousands):

2000........................................................  $1,264
2001........................................................   1,154
2002........................................................   1,123
2003........................................................   1,031
2004........................................................     994
Later Years.................................................     940
                                                              ------
                                                              $6,506
                                                              ======

     Total rent expense for the years ended March 31, 1997, 1998 and 1999 was $1,189, $1,077 and $1,457, respectively, and $1,035 and $1,543 for the nine months ended December 31, 1998 and 1999, respectively.

  Contingencies

     The Company currently carries product liability coverage of ten million per occurrence and ten million in the aggregate on a "claims made" basis. There is no assurance that its present insurance will cover any potential claims that may be asserted in the future.

     The Company is subject to legal proceedings and claims which arise in the ordinary course of business. While the Company is not presently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters, individually or in the aggregate, will have a material adverse effect on its financial position or operations.

  Employment Agreements

     The Company has employment agreements with certain officers and key employees which extend for one to five years. These agreements provide for base levels of compensation and, in certain instances, also provide for incentive bonuses and separation benefits. Also, the agreement with one officer contains provisions for partial salary continuation under certain conditions contingent upon noncompete restrictions and providing consulting services to the Company as specified in the agreement. The Company expensed $152, $690 and $501, under this agreement in March 31, 1997, 1998 and 1999, respectively, and $389 and $192 for the nine months ended December 31, 1998 and 1999, respectively.

11. INCOME TAXES

     The fiscal 1999 and fiscal 2000 provisions were based on the estimated federal and state taxable income using the statutory rates. The fiscal 1998 provision was based on the estimated federal and state taxable income using statutory rates, as well as utilization of its general business credit carry forwards generated in prior years, while the fiscal 1997 provision was based on an estimate of state taxable income using statutory rates. No loss carry forwards were available for fiscal 2000, 1999 or 1998.

                                                                                  NINE MONTHS
                                                                                     ENDED
                                                    YEAR ENDED MARCH 31,          DECEMBER 31,
                                                ----------------------------    ----------------
                                                 1997      1998       1999       1998      1999
                                                ------    -------    -------    ------    ------
                                                                                  (UNAUDITED)
                                                                 (IN THOUSANDS)
PROVISION
Current
  Federal.....................................  $  804    $ 6,233    $13,373    $5,309    $7,346
  State.......................................     469        978      1,506       598       826
                                                ------    -------    -------    ------    ------
                                                 1,273      7,211     14,879     5,907     8,172
                                                ------    -------    -------    ------    ------
Deferred
  Federal.....................................    (804)    (1,365)      (528)       --        --
  State.......................................     (86)      (159)       (58)       --        --
                                                ------    -------    -------    ------    ------
                                                  (890)    (1,524)      (586)       --        --
                                                ------    -------    -------    ------    ------
                                                $  383    $ 5,687    $14,293    $5,907    $8,172
                                                ======    =======    =======    ======    ======

     The reasons for the differences between the provision for income taxes and the expected federal income taxes at the statutory rate are as follows:

                                                                                  NINE MONTHS
                                                                                     ENDED
                                                   YEAR ENDED MARCH 31,           DECEMBER 31,
                                               -----------------------------    ----------------
                                                1997       1998       1999       1998      1999
                                               -------    -------    -------    ------    ------
                                                                                  (UNAUDITED)
                                                                (IN THOUSANDS)
Computed income tax expense at statutory
  rate.......................................  $ 3,164    $ 5,947    $13,171    $5,445    $7,530
Change in valuation allowance................   (3,392)    (1,568)        --        --        --
State income taxes, less federal income tax
  benefit....................................      383        696      1,070       452       619
Other........................................      228        612         52        10        23
                                               -------    -------    -------    ------    ------
Provisions for income taxes..................  $   383    $ 5,687    $14,293    $5,907    $8,172
                                               =======    =======    =======    ======    ======

     As of March 31, 1999 and December 31, 1999, the tax effect of temporary differences between the tax basis of assets and liabilities and their financial reporting amount are as follows:

                                                      MARCH 31, 1999          DECEMBER 31, 1999
                                                  ----------------------    ----------------------
                                                  CURRENT    NON-CURRENT    CURRENT    NON-CURRENT
                                                  -------    -----------    -------    -----------
                                                                                 (UNAUDITED)
                                                                   (IN THOUSANDS)
Fixed asset basis differences...................  $   --       $(1,167)     $   --       $(1,167)
Reserve for inventory and receivables...........   2,281            --       2,281            --
Vacation pay reserve............................     469            --         469            --
Deferred compensation...........................      --           788          --           788
Other...........................................     629            --         629            --
                                                  ------       -------      ------       -------
Net deferred tax asset (liability)..............  $3,379       $  (379)     $3,379       $  (379)
                                                  ======       =======      ======       =======

     The Company paid income taxes of $846, $4,754 and $9,213 during the years ended March 31, 1997, 1998 and 1999, respectively, and $6,494 and $13,635 during the nine months ended December 31, 1998 and 1999, respectively.

12. EMPLOYEE BENEFITS

  Stock Option Plan

     The Company established the K-V Pharmaceutical Company Incentive Stock Option Plan for key employees and reserved 3.0 million shares of common stock for such plan. Under the plan, the Stock Option Committee may grant stock options to key employees at not less than one hundred percent (100%) of the fair market value of its common stock at the date of grant. The durations and exercisability of the grants vary over a period of up to ten years from the date of grant.

     The following summary shows the transactions for the fiscal years 1997, 1998 and 1999 and the nine months ended December 31, 1999 under option arrangements:

                                                    OPTIONS OUTSTANDING       OPTIONS EXERCISABLE
                                                   ----------------------    ----------------------
                                                                 AVERAGE                   AVERAGE
                                                    NO. OF      PRICE PER     NO. OF      PRICE PER
                                                    SHARES        SHARE       SHARES       SHARES
                                                   ---------    ---------    ---------    ---------
Balance, March 31, 1996..........................    763,718     $ 4.47        283,064     $ 4.17
  Options granted................................    587,898       8.00             --         --
  Options becoming exercisable...................         --         --        308,294       7.06
  Options exercised..............................    (39,660)      2.61        (39,660)      2.61
  Options canceled...............................    (69,825)      5.44        (38,213)      5.26
                                                   ---------                 ---------

Balance March 31, 1997...........................  1,242,131       6.14        513,485       5.94
  Options granted................................    523,500      11.59             --         --
  Options becoming exercisable...................         --         --        483,750       9.85
  Options exercised..............................    (62,057)      3.21        (62,057)      3.21
  Options canceled...............................    (47,820)      8.95         (8,352)      7.56
                                                   ---------                 ---------

Balance March 31, 1998...........................  1,655,754       7.89        926,826       8.15
  Options granted................................    423,398      15.77             --         --
  Options becoming exercisable...................         --         --        234,136       8.61
  Options exercised..............................   (120,607)      5.22       (120,607)      5.22
  Options canceled...............................   (103,370)     11.31        (19,946)      9.57
                                                   ---------                 ---------

                                                    OPTIONS OUTSTANDING       OPTIONS EXERCISABLE
                                                   ----------------------    ----------------------
                                                                 AVERAGE                   AVERAGE
                                                    NO. OF      PRICE PER     NO. OF      PRICE PER
                                                    SHARES        SHARE       SHARES       SHARES
                                                   ---------    ---------    ---------    ---------
Balance March 31, 1999...........................  1,855,175       9.67      1,020,409       8.58
  Options granted................................    514,725      15.97             --         --
  Options becoming exercisable...................         --         --        394,961      12.51
  Options exercised..............................   (254,673)      6.56       (254,673)      6.56
  Options canceled...............................    (36,400)     14.23         (6,564)     13.58
                                                   ---------                 ---------

Balance December 31, 1999........................  2,078,827     $11.49      1,154,133     $10.38
                                                   =========                 =========

     As discussed in the Summary of Accounting Policies, the Company applies APB Opinion No. 25 and related interpretations in accounting for this plan. Accordingly, no compensation cost has been recognized for its incentive stock option plan.

     The weighted-average grant date fair value per share of stock options granted during the year was $5.23 for A options, $4.02 for B options, $9.17 for A options, $5.29 for B options, $3.48 for A options and $2.21 for B options in fiscal 1997, 1998 and 1999, respectively, and $10.18 for A options and $11.11 for B options for the nine months ended December 31, 1999. The weighted-average significant assumptions used to determine those values using the Black-Scholes option pricing model for fiscal 1997, 1998 and 1999, and the nine months ended December 31, 1999, respectively, were: volatility of .6212, .6700, .6630 and
 .6630; dividend yield of 0% in all four periods; average risk-free interest rate of return of 6.6%, 6.3%, 5.0% and 6.5%; expected option lives ranging from 3 to 10 years.

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                                                        OPTIONS EXERCISABLE
                              OPTIONS OUTSTANDING                  ------------------------------
               -------------------------------------------------     NUMBER
  RANGE OF       NUMBER                                            EXERCISABLE
  EXERCISE     OUTSTANDING   WEIGHTED AVERAGE   WEIGHTED AVERAGE       AT        WEIGHTED AVERAGE
   PRICES      AT 12/31/99    LIFE REMAINING     EXERCISE PRICE     12/31/99      EXERCISE PRICE
-------------  -----------   ----------------   ----------------   -----------   ----------------
$ 1.84-$ 4.00     74,654         3 Years             $ 2.78           56,441          $ 2.46
$ 4.01-$ 7.00    301,614         3 Years             $ 5.30          221,468          $ 5.36
$ 7.01-$11.00    467,407         4 Years             $ 8.32          286,898          $ 8.46
$11.01-$15.00    640,294         5 Years             $13.22          346,679          $12.21
$15.01-$20.88    594,859         7 Years             $16.34          242,647          $16.45

     The pro-forma effect on earnings for the years ended March 31, 1997, 1998 and 1999 and for the nine months ended December 31, 1999 of the method consistent with SFAS No. 123 would be to reduce reported net income by approximately $1,700, $2,200, $800 and $900, respectively, to approximately $7,200, $9,100, $22,500 and $12,400.

     The pro-forma effect on basic earnings per share for the years ended March 31, 1997, 1998 and 1999 and for the nine months ended December 31, 1999 of this method would be to reduce net income per share by $.10 per share, $.12 per share, $.05 per share and $.05 per share, respectively, to $.38 per share, $.48 per share, $1.21 per share and $.64 per share.

     The pro-forma effect on diluted earnings per share for the years ended March 31, 1997, 1998 and 1999 and for the nine months ended December 31, 1999 of this method would be to reduce net income per share by $.09 per share, $.12 per share, $.04 per share and $.04 per share, respectively, to $.38 per share, $.46 per share, $1.13 per share and $.62 per share.

  Profit Sharing Plan

     The Company has a qualified trustee profit sharing plan (the "Plan") covering substantially all non-union employees. The Company's annual contribution to the Plan, as determined by the Board of Directors, is discretionary and was $50 for fiscal 1997 and $100 in 1998 and 1999. The Plan includes features as described under Section 401(k) of the Internal Revenue Code.

     The Plan was amended as of April 1, 1997, to change the Company's contributions to the 401(k) investment funds to fifty percent (50%) of the first 7% of the salary contributed by each participant. Contributions to the 401(k) investment funds of approximately $78, $222 and $421 were made in 1997, 1998 and 1999, respectively.

     Contributions are also made to multi-employer defined benefit plans administered by labor unions for certain union employees. Amounts charged to pension expense and contributed to these plans were $64, $80 and $86 in 1997, 1998 and 1999, respectively, and $295 and $414 for the nine months ended December 31, 1998 and 1999, respectively.

  Health and Medical Insurance Plan

     The Company contributes to health and medical insurance programs for its non-union and union employees. For non-union employees, the Company self insures the first $50 of each employee's covered medical claims. The Company has recorded $225 of accrued health insurance expense reserves as of March 31, 1999 and December 31, 1999 and $125 as of March 31, 1998, for claims incurred but not reported. For union employees, the Company participates in a fully funded insurance plan sponsored by the union. Expenses related to both plans charged to operations were approximately $1,100, $1,100 and $1,400 in fiscal 1997, 1998 and 1999, respectively, and $1,000 and $1,900 for the nine months ended December 31, 1998 and 1999, respectively.

13. RELATED PARTY TRANSACTIONS

     A director of the Company was formerly associated with a law firm that rendered various legal services to the Company. The Company paid the firm approximately $257, $239 and $221 during the years ended March 31, 1997, 1998 and 1999, respectively, and $161 and $202 for the nine months ended December 31, 1998 and 1999, respectively.

     In addition, the Company currently leases certain real property from an affiliated partnership of another director of the Company. Lease payments made for this property during the years ended March 31, 1997, 1998 and 1999 totaled $232, $237 and $241, respectively, and $180 and $181 for the nine months ended December 31, 1998 and 1999, respectively.

14. EQUITY TRANSACTIONS

     The Company had 241,000 shares and 240,000 shares of 7% Cumulative Convertible preferred stock (par value $.01 per share) outstanding as of March 31, 1999 and December 31, 1999, respectively, at a stated value of $25 per share. The preferred stock is non-voting with dividends payable quarterly. The preferred stock is redeemable at its stated value. Each share of preferred stock is convertible into Class A common stock at a conversion price of $6.67 per share. The preferred stock has a liquidation preference of $25 per share plus all accrued but unpaid dividends prior to any liquidation distributions to holders of Class A or Class B common stock. No dividends may be paid on Class A or Class B common stock unless all dividends on the Cumulative Convertible preferred stock have been declared and paid. Undeclared and unaccrued cumulative preferred dividends at both March 31, 1999 and 1998 were $2,200 or $9.14 per share. Also, under the terms of its credit agreement, the Company may not pay cash dividends in excess of 25% of the prior fiscal year's consolidated net income.

     Holders of Class A common stock are entitled to receive dividends per share equal to 120% of the dividends per share paid on the Class B common stock and have one-twentieth vote per share in the election of directors and on other matters.

     Under the terms of the Company's current loan agreement (see Note 9), the Company has limitations on paying dividends, except in stock, on its Class A and B common stock. Payment of dividends may also be restricted under Delaware Corporation law.

     On March 23, 1998, the Company's Board of Directors declared a three-for-two stock split in the form of a 50% stock dividend of its common stock to shareholders of record on April 3, 1998, payable on April 17, 1998. common stock was credited and retained earnings was charged for the aggregate par value of the shares issued. The stated par value of each share was not changed from $.01.

     All per share data in this report has been restated to reflect the aforementioned three-for-two stock split in the form of a 50% stock dividend.

15. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                                            NINE MONTHS ENDED
                                               YEAR ENDED MARCH 31,            DECEMBER 31,
                                           -----------------------------    ------------------
                                            1997       1998       1999       1998       1999
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
Numerator:
  Net income.............................  $ 8,924    $11,304    $23,340    $ 9,653    $13,341
  Preferred stock dividends..............     (422)      (422)      (422)      (316)      (315)
                                           -------    -------    -------    -------    -------
  Numerator for basic earnings per
     share -- income available to common
     shareholders........................    8,502     10,882     22,918      9,337     13,026
  Effect of dilutive securities:
     preferred stock dividends...........      422        422        422        316        315
                                           -------    -------    -------    -------    -------
  Numerator for diluted earnings per
     share -- income available to common
     shareholders after assumed
     conversions.........................  $ 8,924    $11,304    $23,340    $ 9,653    $13,341
                                           =======    =======    =======    =======    =======
Denominator:
  Denominator for basic earnings per
     share -- weighted-average shares....   17,759     18,094     18,201     18,187     18,609
                                           -------    -------    -------    -------    -------
  Effect of dilutive securities:
     Employee stock options..............      359        643        866        900        637
     Convertible preferred stock.........      904        904        904        904        900
                                           -------    -------    -------    -------    -------
  Dilutive potential Common Shares.......    1,263      1,547      1,770      1,804      1,537
                                           -------    -------    -------    -------    -------
  Denominator for diluted earnings per
     share -- adjusted weighted-average
     shares and assumed conversions......   19,022     19,641     19,971     19,991     20,146
                                           =======    =======    =======    =======    =======
  Basic Earnings per Share(1):...........  $  0.48    $  0.60    $  1.26    $  0.51    $  0.70
                                           =======    =======    =======    =======    =======
  Diluted Earnings per Share(1,2,3):.....  $  0.47    $  0.58    $  1.17    $  0.48    $  0.66
                                           =======    =======    =======    =======    =======

---------------
(1) The two-class method for Class A and Class B common stock is not presented because the earnings per share are equivalent to the if converted method since dividends were not declared or paid and each class of common stock has equal ownership of the Company.

(2) Employee stock options to purchase 58,838 shares of Class A common stock at March 31, 1998 and 28,350 shares of Class A common stock at March 31, 1997 are not presented because these options are anti-dilutive. The exercise prices of these options exceeded the average market prices of the shares under option in each respective period. There were no anti-dilutive employee stock options as of March 31, 1999.

    Options to purchase 500,000 shares of Class A common stock in each of the three years ended March 31, 1999, sold in connection with an agreement entered into in January 1996, are not presented because the minimum exercise prices of these options exceeded the average market prices of the shares under option in each respective period. As of March 31, 1999, all options sold under this agreement had expired.

(3) Employee stock options to purchase 123,250 shares at December 31, 1999 and 500 shares at December 31, 1998 of Class A and Class B common stock are not included in the computation of diluted earnings per share because their exercise price was greater than the average market price during the quarter and as such are considered anti-dilutive.

16. AGREEMENTS

     In January 1997, the Company concluded a broad-based agreement with Roche Holdings, Ltd. of Basel, Switzerland ("Roche"), which provides for the marketing by Roche, or its licensee, of a prescription, one dose cure vaginal antifungal product. The product received FDA approval in February 1997. The agreement also gave KV the right to market the product in North America and the exclusive right to market or license the prescription product in the rest of the world.

     The agreement included cash payments of $3,000 to be made in January 1997, 1998 and 1999, respectively. All of these non-refundable payments were received and recorded as licensing revenue in the fourth quarter of each of the respective fiscal years.

     As part of a further collaboration under the agreement, KV's wholly-owned subsidiary, ETHEX Corporation, began marketing in fiscal 1998 two of Roche's brand name products generically under a revenue sharing arrangement based on sales and gross margin.

17. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

                                    1ST QUARTER    2ND QUARTER    3RD QUARTER    4TH QUARTER      YEAR
                                    -----------    -----------    -----------    -----------    --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
FISCAL 1998
  Net Sales.......................    $18,202        $21,887        $28,434        $29,963      $ 98,486
  Gross Profit....................      7,984          9,459         11,393         13,167        42,003
  Pretax Income(1)................      2,761          3,556          4,030          6,644        16,991
  Net Income(1)...................      1,841          2,182          2,763          4,518        11,304
  Earnings Per Share-Basic(2).....       0.10           0.11           0.15           0.24          0.60
  Earnings Per Share-Diluted(2)...       0.09           0.11           0.14           0.23          0.58
FISCAL 1999
  Net Sales.......................     25,670         26,406         27,022         35,762       114,860
  Gross Profit....................     10,515         11,759         13,517         17,655        53,446
  Pretax Income(1)................      4,150          4,956          6,454         22,073        37,633
  Net Income(1)...................      2,570          3,062          4,020         13,688        23,340
  Earnings Per Share-Basic(2).....       0.14           0.16           0.21           0.75          1.26
  Earnings Per Share-Diluted(2)...       0.13           0.15           0.20           0.69          1.17

---------------
(1) The fourth quarter of fiscal 1999 includes a non-recurring gain associated with a $7,900 arbitration award net of expenses and taxes (see Note 19) and a $3,000 non-refundable payment associated with an agreement with Roche Holdings, Ltd. (see Note 16). A $3,000 non-refundable payment was also received in the fourth quarter of fiscal 1998.

(2) All earnings per share amounts have been restated to reflect a 3 for 2 stock split in the form of a 50% stock dividend, declared by the Board of Directors on March 23, 1998 and distributed April 17, 1998 to shareholders of record as of April 3, 1998.

18. SEGMENT REPORTING

     In fiscal 1999, the Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which revises reporting and disclosure requirements for operating segments. The following information is provided in accordance with requirements of this statement.

     The reportable segments of the Company as of December 31, 1999, are branded products, specialty generics, specialty materials and manufacturing and contract services. Segment profits are measured based on income before taxes and are determined based on each segment's direct revenues and expenses. The majority of research and development, corporate general and administrative expenses, amortization and interest expense, as well as interest and other income, are managed as separate cost centers and are not allocated to segments. The majority of revenues in manufacturing and contract services are intersegment revenues between that segment and the branded products and specialty generics segments.

     Revenues and profits for these segments are as follows:

                                                                        MFG. &              CORPORATE
                                    BRANDED    SPECIALTY   SPECIALTY   CONTRACT    ALL     EXPENSES AND
                                    PRODUCTS   GENERICS    MATERIALS   SERVICES   OTHER    ELIMINATIONS   CONSOLIDATED
                                    --------   ---------   ---------   --------   ------   ------------   ------------
                                                                   (IN THOUSANDS)
YEAR ENDED MARCH 31,
  Total Revenues............  1999  $ 1,795    $ 91,834     $13,730    $33,234    $3,445     $(29,178)      $114,860
                              1998       --      79,193      11,257     27,063     8,839      (27,866)        98,486
                              1997       --      40,225       9,156     24,173     3,638      (19,301)        57,891
  Segment Profits...........  1999      (58)     36,351       1,211      1,390     4,310       (5,571)        37,633
                              1998       --      25,090         330        817     8,812      (18,058)        16,991
                              1997       --      17,509         237        946     3,638       13,023          9,307
  Identifiable Assets.......  1999    2,372     133,649       8,341     40,431    69,014     (125,817)       127,990
                              1998       --      95,152       5,706     37,193    16,234      (85,924)        68,361
                              1997       --      63,254       4,332     20,861     4,996      (52,081)        41,362
  Property and Equipment
    Additions...............  1999       --          93         498      4,433        --        3,122          8,146
                              1998       --          24          72      1,486        65        4,305          5,952
                              1997       --         227          73      1,640        --           --          1,940
  Depreciation and
    Amortization............  1999       --          74          86      1,457        30          213          1,860
                              1998       --          78          77      1,479        27          227          1,888
                              1997       --          54          72      1,280        --          188          1,594
NINE MONTHS ENDED DECEMBER 31,
  Total Revenues............  1999   14,812      77,133      13,014     34,049       239      (31,651)       107,596
                              1998       --      65,808      10,116     22,035       294      (19,156)        79,097
  Segment Profits...........  1999    2,310      35,300       2,819        926       225      (20,067)        21,513
                              1998     (434)     28,178       1,520       (605)      225      (13,324)        15,560
  Identifiable Assets.......  1999    7,305     162,572       6,662     45,793    19,210     (105,103)       136,439
                              1998      129     121,026       6,557     49,230     9,828     (108,813)        77,957

                                                                        MFG. &              CORPORATE
                                    BRANDED    SPECIALTY   SPECIALTY   CONTRACT    ALL     EXPENSES AND
                                    PRODUCTS   GENERICS    MATERIALS   SERVICES   OTHER    ELIMINATIONS   CONSOLIDATED
                                    --------   ---------   ---------   --------   ------   ------------   ------------
                                                                   (IN THOUSANDS)
  Property and Equipment
    Additions...............  1999       40         268         129     10,667        --           --         11,104
                              1998       --          37          90      3,790        --           --          3,917
  Depreciation and
    Amortization............  1999       43         100         103      1,295        26        1,656          3,223
                              1998       --          54          60      1,078        23          102          1,317

     Elimination of intersegment revenues consists of revenues reported in the internal management system which are not reportable as revenues under generally accepted accounting principles. Consolidated revenues are principally derived from customers in North America.

     Property and equipment is all located in and around St. Louis, Missouri.

19. NONRECURRING GAIN

     Under a contract that the Company has with a supplier, issues arose with respect to the timing of supply of a product and the supplier's failure to pursue another product. The terms of the contract provided for binding private arbitration between the parties which resulted in the Company receiving notice of an award in December, 1998 of $13,300. The Arbitration Panel subsequently directed the parties to have further discussions including possible replacement products. Payment of the award was deferred pending the outcome of these discussions. Subsequent attempts to obtain replacement products were unsuccessful and the Company expects to be paid the arbitration award on or before June 15, 1999. The award, net of related expenses of $530, is reflected in Other Income in the Statement of Income and as an account receivable in the Balance Sheet at March 31, 1999, and, net of applicable income taxes, represents $.40 per common share on a diluted basis.

20. SUBSEQUENT EVENT (UNAUDITED)

     Subsequent to December 31, 1999, the Company received an arbitration award related to a breach of contract. The terms of the contract provided for private binding arbitration between the parties which resulted in the Company receiving an award of approximately $3,700, net of applicable taxes and related expenses/reimbursements. The award will be reflected in the financial statements for the fourth quarter and fiscal year ending March 31, 2000.

                             KV PHARMACEUTICAL LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses in connection with the issuance and distribution of the shares offered hereby, all of which will be paid by the Company (all amounts other than the SEC, NASD and NYSE fees are estimated):

SEC registration fee........................................  $ 38,861
NASD review fee.............................................    15,220
New York Stock Exchange listing fee.........................    16,100
Transfer agent's fees and expenses..........................     5,000
Legal fees and expenses (other than Blue Sky fee and
  expenses).................................................   150,000
Accounting fees and expenses................................    75,000
Printing and engraving expenses.............................    75,000
Blue Sky fees and expenses..................................     7,500
Miscellaneous...............................................   117,319
                                                              --------
          Total.............................................  $500,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware permits indemnification by a corporation of certain officers, directors, employees and agents. Consistent therewith, Article IX of the Company's Bylaws requires that the Company indemnify all persons whom it may indemnify pursuant thereto to the fullest extent permitted by Section 145. Article IX also provides that expenses incurred by an officer or director of the Company or any of its direct or indirect wholly-owned subsidiaries, in defending a civil or criminal action, suit or proceeding, will be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such officer, director, employee or agent or repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

     In addition, Article 12 of the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; and
(iv) transactions from which the director derived an improper personal benefit.

     The Company maintains a policy of insurance under which the directors and officers of the Company are insured, subject to the limits of the policy against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers.

     The Underwriting Agreement provides for certain customary indemnification of our directors and officers for certain liabilities.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER
-------
1         Underwriting Agreement*
5         Opinion of Thompson Coburn LLP*
23(a)     Consent of BDO Seidman, LLP
23(b)     Consent of Thompson Coburn LLP (included in Exhibit 5)
23(c)     Consent of Arthur Andersen LLP
24(a)     Power of Attorney (set forth on signature page)

---------------
* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes, that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an Employee Benefit Plan's Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and this Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining liability under the Securities Act of 1933 the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(b) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis and State of Missouri on the 27th day of March, 2000.

                                          K-V PHARMACEUTICAL COMPANY
                                          (Registrant)

                                          By:     /s/ MARC S. HERMELIN
                                            ------------------------------------
                                              Marc S. Hermelin
                                              Vice Chairman of the Board and
                                              Chief Executive Officer

     Each of the undersigned hereby appoints Gerald R. Mitchell and Alan G. Johnson, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to signed and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments and exhibits to this Registration Statement and any abbreviated Registration Statement filed pursuant to Rule 462(b) and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons and in the capacities and on the dates indicated.

                     SIGNATURE                                     TITLE                     DATE
                     ---------                                     -----                     ----

              /s/ VICTOR M. HERMELIN                 Director and Chairman of the       March 27, 2000
---------------------------------------------------    Board
                Victor M. Hermelin

               /s/ MARC S. HERMELIN                  Director, Vice Chairman of the     March 27, 2000
---------------------------------------------------    Board and Chief Executive
                 Marc S. Hermelin                      Officer (principal executive
                                                       officer)

                /s/ ALAN G. JOHNSON                  Director, Secretary and Senior     March 27, 2000
---------------------------------------------------    Vice President, Strategic
                  Alan G. Johnson                      Planning and Corporate Growth

                                                     Director
---------------------------------------------------
               Garnet E. Peck, Ph.D.

             /s/ NORMAN D. SCHELLENGER               Director                           March 27, 2000
---------------------------------------------------
               Norman D. Schellenger

              /s/ GERALD R. MITCHELL                 Vice President and Treasurer       March 27, 2000
---------------------------------------------------    (principal financial and
                Gerald R. Mitchell                     accounting officer)